UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: __August 16, 2007__
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On August 16, 2007, Peoples Energy Corporation ("PEC"), a wholly-owned subsidiary of Integrys Energy Group, Inc. (the "Company"), entered into a Stock Purchase Agreement (the "SPA") with El Paso E&P Company, L.P. ("Buyer"), a wholly-owned subsidiary of El Paso Corporation, pursuant to which PEC has agreed to sell 100% of the equity interests of the oil and natural gas production subsidiary of PEC and the Company to Buyer for a cash purchase price of approximately $877.6 million (assuming a June 30, 2007 working capital balance of approximately $2.6 million). The purchase price is subject to certain closing and post-closing adjustments, including a working capital adjustment and adjustments for post-June 30, 2007 capital contributions and/or distributions, as well as potential adjustments for certain title, environmental and tax matters. The effective date of the sale is June 30, 2007 and closing is expected to occur on or about September 30, 2007, subject to normal and customary conditions to closing, including Buyer's completion of title and environmental due diligence. El Paso Corporation has provided a guarantee of Buyer's obligations to pay the purchase price under the SPA.

Following the merger with Peoples Energy Corporation on February 21, 2007, the Company classified the operations of PEC's oil and natural gas production subsidiary as discontinued operations and the related assets and liabilities as held for sale.

A copy of the SPA is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein. The brief summary of the SPA and the transactions contemplated therein set forth above is qualified in its entirety by reference to the SPA filed as an exhibit hereto. A copy of the Company's news release announcing the execution of the SPA is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being filed herewith:

2.1   Stock Purchase Agreement by and between Peoples Energy Corporation and El Paso E&P Company, L.P. dated August 16, 2007. [Schedules and exhibits to this document are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule or exhibit to the Securities and Exchange Commission upon request.]

99.1   News Release dated August 17, 2007 reporting execution of the Stock Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Bradley A. Johnson
     Bradley A. Johnson
     Vice President and Treasurer

Date: August 20, 2007

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated August 16, 2007

Exhibit
Number

2.1   Stock Purchase Agreement by and between Peoples Energy Corporation and El Paso E&P Company, L.P. dated August 16, 2007. [Schedules and exhibits to this document are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule or exhibit to the Securities and Exchange Commission upon request.]

99.1   News Release dated August 17, 2007 reporting execution of the Stock Purchase Agreement.

Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

PEOPLES ENERGY CORPORATION
as the "Seller"

and

EL PASO E&P COMPANY, L.P.
as "Buyer"

Dated August 16, 2007

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of August 16, 2007, is made by and among Peoples Energy Corporation, an Illinois corporation ("**Seller**"), and El Paso E&P Company, L.P., a Delaware limited partnership ("**Buyer**").

RECITALS:

A.   Seller is the owner of one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.01 per share, of Peoples Energy Production Company, a Delaware corporation (the "**Company**").

B.   Prior to the sale contemplated under this Agreement, the Company will be converted into a limited liability company, and the shares of common stock of the Company will be converted into equity interests in such limited liability company (such shares in the Company and the equity interests in the successor limited liability company being referred to as the "**Shares**").

C.   Seller desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Seller, on the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual covenants and agreements contained herein, Seller and Buyer do hereby agree as follows:

ARTICLE I
TERMS OF THE TRANSACTION

Section 1.1.   Agreement to Purchase and Sell Shares. Seller agrees to sell and Buyer agrees to purchase the Shares for the consideration hereinafter set forth and subject to the terms and provisions herein.

Section 1.2.   Purchase Price. In consideration of the sale of the Shares to Buyer, Buyer shall pay to Seller an aggregate cash purchase price of $877,632,150 (the "**Purchase Price**"). The Purchase Price, as adjusted pursuant to Section 1.3, is herein called the "**Adjusted Purchase Price**".

Section 1.3.   Potential Adjustments to the Purchase Price.

(a)   The Purchase Price shall be increased by the amounts listed below in this Section 1.3(a):

(i)   The amount, if any, by which the Seller's updated computation of Working Capital, calculated as of June 30, 2007, set forth in the statement provided pursuant to Section 1.3(c) exceeds $2,632,150;

(ii)   the amount of any capital contributions by Seller to the Company or any of its Subsidiaries, or the funding by Seller of the negative cash flow or cash needs of the Company and its Subsidiaries, during the period from July 1, 2007 until the Closing Date (which shall include any increase in the outstanding balance due from the Company to Integrys under the Intercompany Loan as of the Closing Date as compared to the outstanding balance due thereunder as of July 1, 2007, such outstanding balance as of July 1, 2007 being $70,000,000); and

(iii)   the amount, if any, of any increases to the Purchase Price as provided in Section 9.1(f).

(b)   The Purchase Price shall be decreased by the amounts listed below in this Section 1.3(b):

(i)   The amount, if any, by which the Seller's updated computation of Working Capital, calculated as of June 30, 2007, set forth in the statement provided pursuant to Section 1.3(c) is less than $2,632,150;

(ii)   the amount of the dividends or other distributions made by the Company to Seller and, if applicable, (exclusive of payments or reimbursements by the Company and its Subsidiaries to Seller for services or advances consistent with the provisions of Article VII) during the period from July 1, 2007 until the Closing Date;

(iii)   the excess, if any, of the outstanding balance due from the Company to Integrys under the Intercompany Loan as of July 1, 2007 (such outstanding balance as of July 1, 2007 being $70,000,000) over the outstanding balance due thereunder as of the Closing Date; and

(iv)   the amount, if any, of the decrease for Title Defects, Environmental Defects and Tax Liabilities as provided in Section 9.3.

(c)   No later than three (3) Business Days prior to the Closing Date, Seller shall prepare and submit to Buyer a statement setting forth, in reasonable detail, Seller's computation of the adjustments to the Purchase Price described in Section 1.3(a) and Section 1.3(b), as applicable, and such calculation shall be utilized by the parties for purposes of payment of the Adjusted Purchase Price at Closing pursuant to Section 1.4.

(d)   After the Closing, Buyer shall review the calculation made at Closing of the Working Capital as of June 30, 2007 and submit an updated calculation to Seller within 90 days after the Closing Date. If Buyer does not provide Seller with an updated calculation of Working Capital as of June 30, 2007 on or before 90 days after the Closing Date, then the Working Capital used at the Closing Date shall be deemed final and not subject to further adjustment. In the event that Buyer submits an updated calculation within the above-referenced 90-day period, Seller and Buyer shall thereafter meet at a mutually agreeable time (but no later than 30 days after Buyer's submission of the updated calculation) to review the calculation made at Closing of the Working Capital as of June 30, 2007, Buyer's updated calculation thereof, and determine in good faith whether any additional revisions to such amount are necessary. If, based on such review, Seller and Buyer determine that the Working Capital as of June 30, 2007 utilized at the

Closing Date for purposes of Section 1.3(a)(i) or 1.3(b)(i) (the "**Closing Date Working Capital**") is not the same as the Working Capital as of June 30, 2007 as determined pursuant to said review (the amount, as so redetermined under this Section 1.3(d), being called the "**Post-Closing Working Capital**"), then, within three (3) Business Days after such determination (i) Seller shall tender to Buyer cash (via wire transfer of immediately available funds) equal to the excess of that portion of the Adjusted Purchase Price attributable to the Post-Closing Working Capital being less than the Closing Date Working Capital or (ii) Buyer shall tender to Seller in cash (via wire transfer of immediately available funds) any additional amount owed to Seller as a part of the Adjusted Purchase Price to the extent that the Post-Closing Working Capital is greater than the Closing Date Working Capital.

(e) If a dispute arises under Section 1.3(d) with respect to the calculation of the Working Capital as of June 30, 2007 (an "**Accounting Dispute**") that the parties have been unable to resolve within 120 days after the Closing Date in accordance with Section 1.3(d), then, at the written request of either Seller or Buyer (the "**Request Date**"), each of Seller and Buyer shall nominate and commit one of its senior officers to meet at a mutually agreed time and place not later than 10 days after the Request Date to attempt to resolve same. If such senior officers have been unable to resolve such Accounting Dispute within a period of 30 days after the Request Date, either party shall have the right, by written notice to the other specifying in reasonable detail the basis for the Accounting Dispute, to resolve the Accounting Dispute by submission thereof to a nationally recognized independent public accounting firm commonly considered as one of the "Big 4" and reasonably acceptable to Seller and Buyer, which firm shall serve as sole arbitrator (the "**Accounting Referee**"). The scope of the Accounting Referee's engagement shall be limited to the resolution of the items described in the notice of the Accounting Dispute given in accordance with the foregoing and the corresponding calculation of the Working Capital. The Accounting Referee shall be instructed by the parties to resolve the Accounting Dispute as soon as reasonably practicable in light of the circumstances but in no event in excess of 15 days following the submission of the Accounting Dispute to the Accounting Referee. The decision and award of the Accounting Referee shall be binding upon the parties and final and nonappealable to the maximum extent permitted by law, and decision and award thereon may be entered in a court of competent jurisdiction and enforced by any party as a final judgment of such court. Payment of any amount determined to be payable by the Accounting Referee hereunder shall be made in cash (via wire transfer of immediately available funds) within three Business Days after such determination. The fees and expenses of the Accounting Referee shall be allocated among Seller and Buyer in the following manner: Seller shall pay a percentage of such fees and expenses equal to $A/(A+B)$ and Buyer shall pay a percentage of such fees and expenses equal to $B/(B+A)$, where "A" is equal to the absolute value of the difference (in Dollars) between the Working Capital as finally determined by the Accounting Referee and the Working Capital as proposed by Seller and submitted to the Accounting Referee pursuant to this Section 1.3(e) and "B" is equal to the absolute value of the difference (in dollars) between the Working Capital as finally determined by the Accounting Referee and the Working Capital as proposed by Buyer and submitted to the Accounting Referee pursuant to this Section 1.3(e).

Section 1.4. **Payment of the Adjusted Purchase Price.** The Adjusted Purchase Price shall be paid to Seller as follows:

(a) At the Closing, Buyer shall pay to Seller, the Adjusted Purchase Price.

(b)   All cash payments by Buyer to Seller pursuant to this Section 1.4 shall be made in immediately available funds by confirmed wire transfer to a bank account or accounts designated by Seller.

Section 1.5.   Parent Guaranty.   In connection with the execution of this Agreement, El Paso Corporation, the parent of Buyer (the "**Parent**"), will execute and deliver to Seller that certain Guaranty of even date herewith pursuant to which the Parent will guaranty certain obligations of the Buyer pursuant to this Agreement.

Section 1.6.   Intercompany Loan.   Buyer acknowledges and agrees that the Company and its Subsidiaries maintain an intercompany loan arrangement (the "**Intercompany Loan**") with Integrys pursuant to which Integrys provides funding to the Company and its Subsidiaries. It is the intention of the parties that the balance owed by the Company to Integrys under the Intercompany Loan as of the Closing Date be treated as a contribution to the captial of the Company by Integrys, and accordingly, the parties agree that, upon the application of the Purchase Price adjustment pursuant to Section 1.3(a)(ii) or (b)(ii), Seller shall cause the Intercompany Loan to be converted into a capital contribution to the Company, the Intercompany Loan and all amounts due and payable thereunder shall be cancelled in full, the Company shall have no liability for any indebtedness or other obligation pursuant to the Intercompany Loan after the Closing, and Integrys shall deliver a full and unconditional release at the Closing with regard to the Intercompany Loan.

Section 1.7.   Excluded Hedges.   The Company and its Subsidiaries maintain those Hedges with Calyon Financial, July 2007 Houston Ship Channel Basis Swap, August 2007 Houston Ship Cannel Basis Swap, September 2007 Houston Ship Channel Basis Swap, July 2007 Tennessee Zone 0 Basis Swap, August 2007 Tennessee Zone 0 Basis Swap, and September 2007 Tennessee Zone 0 Basis Swap, and maintain collateral or compensating balances in connection therewith (such Hedges and all related collateral or compensating balances are referred to herein as the "**Excluded Hedges**"). The parties agree that: (i) Seller shall cause the Excluded Hedges to be terminated, or transferred to and assumed by Seller or its Affiliate and any collateral owned by the Company or its Subsidiaries securing the Excluded Hedges and which is not an Oil and Gas Property or included in the calculation of Working Capital to be released and transferred to Seller, on or before the Closing Date; (ii) the Company and its Subsidiaries shall have no liability or obligation for, or receive any benefit or right from, the Excluded Hedges or the assignment or termination thereof; and (iii) none of the Oil and Gas Properties or other assets included in Working Capital shall be burdended by the Excluded Hedge after the Closing.

ARTICLE II
CLOSING

The closing of the transactions contemplated hereby (the "**Closing**") shall take place (i) at the offices of Thompson & Knight LLP, Houston, Texas, at 10:00 a.m. (local Houston, Texas time) on the third Business Day following the satisfaction or waiver of the conditions in Article X (other than those conditions that by their nature are to be satisfied at Closing, but subject to satisfaction or waiver of those conditions at that time), or (ii) at such other time or place or on such other date as the parties hereto shall agree. The date on which the Closing is required to take place is herein referred to as the "**Closing Date**". All Closing transactions shall be deemed to have occurred simultaneously.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller represents and warrants to Buyer that:

Section 3.1. **Organization.** Seller is a corporation that is validly existing and in good standing under the laws of the State of Illinois and has requisite power and authority to carry on its business as now being conducted.

Section 3.2. **Power and Authority.** Seller has all requisite corporate power and authority to execute, deliver, and perform this Agreement and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by Seller of this Agreement and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Seller. The stockholder(s) of Seller have approved the Seller's execution, delivery and performance of this Agreement.

Section 3.3. **Valid and Binding Agreement.** This Agreement has been duly executed and delivered by Seller and constitutes, and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which it is a party has been, or when executed will be, duly executed and delivered by Seller, and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at law or in equity).

Section 3.4. **Transfer of Shares.** The Shares constitute all of the issued and outstanding shares of capital stock of the Company. Seller is (and at the Closing will be) the record and beneficial owner of, and upon consummation of the transactions contemplated hereby Buyer will acquire, the Shares, free and clear of all Liens, other than (i) those that may arise by virtue of any actions taken by or on behalf of Buyer or its Affiliates, (ii) restrictions on transfer that may be imposed by federal or state securities laws, (iii) restrictions on transfer that are cancelled as of the Closing or (iv) Liens released at Closing.

Section 3.5. **Capitalization.** The authorized capital stock of the Company consists of 350,000 shares of common stock, par value $0.01 per share, of which 202,053 shares are outstanding and all such shares are owned of record and beneficially by Seller. All outstanding shares of capital stock of the Company have been validly issued and are fully paid and nonassessable, and no shares of capital stock of the Company, including the Shares, are subject to, nor have any been issued in violation of, preemptive or similar rights. All issuances, sales, and repurchases by the Company of shares of its capital stock have been effected in compliance in all material respects with all Applicable Laws, including without limitation applicable federal and state securities laws. Except for the Shares and the rights created by this Agreement, there are (and as of the Closing Date there will be) outstanding or in existence (i) no common stock, preferred stock, or other equity or debt securities of the Company, (ii) no securities of the Company convertible into or exchangeable for common stock, preferred stock, other equity securities or other voting securities of the Company, (iii) no options or other rights to acquire from the Company, and no obligation of the Company to issue or sell, any common stock, preferred stock, other equity securities or other voting securities of the Company or any securities of the Company convertible into or exchangeable for such common stock, preferred stock, other equity securities or other voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to the Company.

Section 3.6. **Non-Contravention.** Neither the execution, delivery, and performance by Seller of this Agreement and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which Seller is a party nor the consummation by Seller of the transactions contemplated hereby and thereby do and will (i) conflict with or result in a violation of any provision of Seller's Governing Documents, or (ii) violate any Applicable Law binding upon Seller.

Section 3.7. **Approvals.** Except in connection with the HSR Act or as provided in Section 8.9, no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity or of any third party is required to be obtained or made by Seller in connection with the execution, delivery, or performance by Seller of this Agreement, each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby to which Seller is a party or the consummation by Seller of the transactions contemplated hereby and thereby.

Section 3.8. **Pending Litigation.** There are no Proceedings pending or, to Seller's Knowledge, threatened, in which Seller is or may be a party affecting the execution and delivery of this Agreement by Seller or the consummation of the transactions contemplated hereby by Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Disclosure Schedule, Seller hereby further represents and warrants to Buyer that:

Section 4.1. **Organization.** The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 4.2. <u>Governing Documents.</u> Seller has made available to Buyer accurate and complete copies of the Governing Documents of the Company and each of the Subsidiaries, as amended and in effect.

Section 4.3. <u>Power and Authority.</u> The Company has all requisite corporate power and authority to conduct its business in the manner that it is currently being conducted, or with respect to Closing as it is then being conducted.

Section 4.4. <u>Non-Contravention.</u> Except as set forth in <u>Section 4.4</u> of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement do not and will not (i) conflict with or result in a violation of any provision of the Company's Governing Documents, (ii) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation, or acceleration under, any bond, debenture, note, mortgage or indenture, or any material contract, agreement, or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company's or any Subsidiary's properties may be bound, including any Company Contract, (iii) result in the creation or imposition of any material Lien on any of the Company's or any Subsidiary's properties or other assets, (iv) violate any Applicable Law binding upon the Company or any of the Subsidiaries, or (v) give rise to any right of first refusal, right of first offer, preferential purchase right or other similar right of any third party in respect of any material Properties, except, in the instance of <u>clause (ii)</u> or <u>clause (iv)</u> above, for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.5. <u>Approvals.</u> Except as set forth in <u>Section 4.5</u> of the Disclosure Schedule, no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity or of any third party is required to be obtained or made by the Company or any Subsidiary in connection with the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, orders, authorizations, declarations, filings or registrations which, if not obtained or made (as applicable), would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.6. <u>Subsidiaries.</u>

(a)   Neither the Company nor its Subsidiaries owns, directly or indirectly, any capital stock of, or other equity interest in, any corporation or has any direct or indirect equity or ownership interest in any other Person, other than the Subsidiaries. <u>Section 4.6</u> of the Disclosure Schedule lists each Subsidiary, the jurisdiction of formation of each Subsidiary, the outstanding equity interests of each Subsidiary and the ownership by the Company and its Subsidiaries of the outstanding capital stock or other equity or voting interests therein. Each Subsidiary is duly formed, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or formation. Each Subsidiary is duly qualified or licensed to do business as a foreign entity and is in good standing in each of the jurisdictions in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect. Each Subsidiary has all requisite corporate or partnership power and authority to carry on its business as now being conducted.

(b)   Except as set forth in Section 4.6 of the Disclosure Schedule, all the outstanding equity interests of each Subsidiary are owned directly or indirectly by the Company, free and clear of all Liens. No equity interests of the Company or any Subsidiary are subject to, nor have any been issued in violation of, preemptive or similar rights.

(c)   Except as set forth in Section 4.6 of the Disclosure Schedule, there are (and as of the Closing Date there will be) outstanding (i) no shares of capital stock or other equity or voting securities of any Subsidiary, (ii) no securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other equity or voting securities of any Subsidiary, (iii) no options or other rights to acquire from the Company or any Subsidiary, and no obligation of the Company or any Subsidiary to issue or sell, any shares of capital stock or other equity or voting securities of any Subsidiary or any securities convertible into or exchangeable for such capital stock or voting securities, and (iv) no equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to any Subsidiary. There are (and as of the Closing Date there will be) no outstanding obligations of the Company or any Subsidiary to repurchase, redeem, or otherwise acquire any of the foregoing shares, securities, options, equity equivalents, interests, or rights.

Section 4.7.   **Financial Statements.** Seller has delivered to Buyer accurate and complete copies of the (i) audited consolidated balance sheets of the Company and its Subsidiaries as of September 30, 2006, and the related audited statements of income, stockholder's equity and cash flows/changes in financial position for the year then ended, and the notes and schedules thereto ("**Audited Financial Statements**"), including the report thereon of Deloitte & Touche LLP, independent certified public accountants, and (ii) the unaudited consolidated balance sheet of the Company and the Subsidiaries as of June 30, 2007 and the related unaudited statements of income, stockholder's equity and cash flows/changes in financial position for the nine month period then ended (collectively, the "**Interim Financial Statements**"; and with the Audited Financial Statements collectively the "**Financial Statements**"). The Financial Statements (x) have been prepared from the books and records of the Company and its consolidated Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods involved (except that (1) the unaudited financial statements are operational financial statements developed based on GAAP principals, exclusive of the specific impacts of purchase accounting and assets held for sale, (2) are not accompanied by notes or other textual disclosures required by GAAP, and (3) are subject to normal year-end adjustments), and (y) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows for the periods indicated.

Section 4.8.   **Pending Litigation.** Except as set forth in Section 4.8 of the Disclosure Schedule, there are no Proceedings pending or, to the Knowledge of the Indicated Persons, threatened, against or affecting, the Company, any Subsidiary or any of their respective Properties, which, individually or in the aggregate, might reasonably be expected to result in a Material Adverse Effect. There are no Proceedings pending or, to the Knowledge of the Indicated Persons, threatened, in which the Company is or may be a party affecting the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby by the Company.

Section 4.9. **Compliance with Laws.** The Company and the Subsidiaries are in compliance in all material respects with all material Applicable Laws, and neither the Company nor any Subsidiary has received any notice from any Governmental Entity or any other Person that either the Company or such Subsidiary is in violation in any material respect of, or has violated in any material respect, any Applicable Laws. Notwithstanding the foregoing, this Section 4.9 does not relate to Taxes and Environmental Laws.

Section 4.10. **Taxes.** Except as disclosed in Section 4.10 of the Disclosure Schedule,

(a)   Each of the Company and the Subsidiaries has (and as of the Closing Date will have) duly and timely filed all federal, state, local, and foreign Tax Returns required to be filed by or with respect to it with the IRS or other applicable Tax authority and each such Tax Return is true, complete and correct in all material respects;

(b)   Each affiliated, consolidated, combined or unitary group of which the Company or a Subsidiary is or has been a member (an **"Affiliated Group"**) has (and as of the Closing Date will have) duly and timely filed all federal, state, local, and foreign Tax Returns required to be filed by or with respect to it with the IRS or other applicable Tax authority with respect to taxable periods during which the Company or any Subsidiary has been a member of such group, and each such Tax Return is true, complete and correct in all material respects;

(c)   Each of the Company, the Subsidiaries and any Affiliated Group has timely paid, or adequately reserved against in the Financial Statements, all material Taxes due, or claimed by any Taxing authority to be due, from or with respect to it, except Taxes that are being contested in good faith by appropriate legal Proceedings;

(d)   The unpaid Taxes of, or with respect to, the Company and the Subsidiaries do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the Financial Statements;

(e)   There has been no material issue raised or material adjustment proposed (and none is pending) by the IRS or any other Tax authority in connection with any Tax Returns;

(f)   Each of the Company and the Subsidiaries has (and as of the Closing Date will have) complied in all material respects with all Applicable Laws relating to the withholding of Taxes and has, within the time and manner prescribed by Law, made all material deposits required with respect to Taxes;

(g)   There are no Liens for Taxes (other than for Taxes not yet due and payable) upon any of the assets of the Company or the Subsidiaries (except for Permitted Encumbrances for which adequate reserves have been established in the Financial Statements);

(h)   There are no outstanding waivers or agreements extending the applicable statute of limitations for any period with respect to any Taxes of the Company or any Subsidiary; none of the Tax Returns, of or with respect to, the Company or any Subsidiary is currently being audited or examined by any Tax authority and there has been no notice of any audit or other proceeding with respect to any Tax Returns of the Company or any Subsidiary;

(i)   As of the Closing Date, none of the Company or any Subsidiary will be a party to, or will be bound by, or will have an obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, and as of the Closing Date none of the Company or any Subsidiary will have potential liability or obligation to any Person as a result of, or pursuant to, any such agreement, contract or arrangement;

(j)   Except for the Affiliated Group of which Seller, the Company and the Corporate Subsidiaries are presently members (and the Affiliated Group the common parent of which was Seller prior to February 21, 2007), none of the Company or any Subsidiary has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code; and

(k)   Each of EnerVest Energy, LP and Sierra is treated as a partnership for federal income tax purposes and has made, or will use its Reasonable Efforts to make, on its Tax Return for the taxable year that includes the Closing Date, a valid election pursuant to Section 754 of the Code.

For purposes of this Section 4.10, a Tax is due (and must therefore either be paid or adequately reserved against in the Financial Statements) only on the last date payment of such Tax can be made without interest or penalties, whether such payment is due in respect of estimated Taxes, withholding Taxes, required Tax credits, or any other Tax.

Section 4.11.   Contracts.

(a)   Section 4.11 of the Disclosure Schedule sets forth a complete and accurate list of the following agreements to which the Company or any Subsidiary is a party or bound or by which any of their properties or assets are subject, as of the date of this Agreement (collectively the "**Company Contracts**"):

(i)   any indenture, mortgage, loan, credit or similar contract under which the Company or any Subsidiary has borrowed any money or issued any note, bond, indenture or other evidence of indebtedness for borrowed money, sold and leased back assets or guaranteed indebtedness for others (excluding any Hedge or similar contracts for which neither the Company nor any Subsidiary has or will receive any benefit or have any liability);

(ii)   any guarantee by the Company or any Subsidiary of any obligation of another or guaranty of any Hedge;

(iii)   any agreement respecting any partnership, joint venture, or, with respect to the Shares or any equity interests in any Subsidiary, any option, put or call, or right of first refusal;

(iv)   except for joint operating agreements, any agreement, exclusive of the commitments described in Section 4.12(a) of the Disclosure Schedule, requiring expenditures after the date hereof in excess of $1,000,000 in any 12 month period;

(v)   any Hedge contract to which the Company or any Subsidiary is a party;

(vi)   any joint development agreement, exploration agreement, or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements), or any other contract that purports to materially limit the right of the Company or any of its Subsidiaries to engage or compete in any line of business in which the Company or its Subsidiaries is engaged or to compete with any Person or operate in any location;

(vii)   a contract that creates a partnership or joint venture that is material to the business of the Company or its Subsidiaries taken as a whole;

(viii)   a settlement or similar agreement with any Governmental Entity or order or consent of a Governmental Entity to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and any of its Subsidiaries taken as a whole;

(ix)   except for joint operating agreements, any contract for the provision of goods or services to third parties that is not terminable within twelve (12) months after Closing, involving more than $1,000,000 in goods or services in any 12 month period;

(x)   any contract with Seller or any Affiliate of Seller which will survive the Closing; and

(xi)   any other contract (excluding any joint operating agreement or lease) that cannot be replaced on similar terms in the ordinary course of business of the Company the expiration or termination of which would reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(b)   The Company Contracts are valid and binding, in full force and effect and, to the Knowledge of the Indicated Persons, enforceable against the parties thereto in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at law or in equity). The Company (or a Subsidiary, as applicable) has performed all material obligations and is not in material breach or default under any Company Contract (other than those breaches or defaults that are subject to an available cure period under such Company Contract which, if not cured, would not, individually or in the aggregate, have a Material Adverse Effect). No event has occurred, which after notice or lapse of time, or both, would constitute a default by the Company (or a Subsidiary as applicable), or to the Knowledge of the Indicated Persons, any other party, that would reasonably be expected to have a Material Adverse Effect.

Section 4.12.   Oil and Gas Properties.

(a)   To the Knowledge of the Indicated Persons, except as set forth in Section 4.12(a) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary has incurred or made or entered into any commitments to incur capital expenditures in excess of $1,000,000 net to the

Company's Working Interest in connection with the ownership or operation of the Oil and Gas Properties after June 30, 2007, other than routine expenses incurred in the normal and ordinary operation of the Oil and Gas Properties in accordance with generally accepted practices in the oil and gas industry; (ii) neither the Company nor any Subsidiary has abandoned any Wells producing in commercial quantities (or removed any material items of equipment, except those replaced by items of substantially equivalent suitability and value) on the Oil and Gas Properties since June 30, 2007; and (iii) no proposals in excess of $1,000,000 net to the Company's Working Interest per proposal are currently outstanding (whether made by the Company, any Subsidiary or by any other party) to drill additional Wells, or to deepen, plug back, or rework existing Wells, or to conduct other operations for which consent is required under the applicable operating agreement, or to conduct any other operations, or to abandon any Wells, on the Oil and Gas Properties.

(b)   Section 4.12(b) of the Disclosure Schedule sets forth all production, processing and transportation imbalances as of the date set forth on said schedule with respect to the Oil and Gas Properties. Except as set forth in Section 4.12(b) of the Disclosure Schedule, neither the Company nor any Subsidiary has received prepayments (including payments for gas not taken pursuant to "take-or-pay" arrangements) for any of the Company's or any Subsidiary's share of the Hydrocarbons produced from the Oil and Gas Properties, as a result of which the obligation exists to deliver Hydrocarbons produced from the Oil and Gas Properties after the Closing Date without then or thereafter receiving payment therefor.

(c)   Except as set forth in Section 4.12(c) of the Disclosure Schedule, there exist no agreements or arrangements for the sale of production from the Oil and Gas Properties except for agreements or arrangements which can be terminated within 60 days after the Closing Date without penalty or detriment.

(d)   Except as set forth in Section 4.12(d) of the Disclosure Schedule, all expenses (including all bills for labor, materials and supplies used or furnished for use in connection with the Oil and Gas Properties, and all severance, production, ad valorem, windfall profit and other similar Taxes) relating to the ownership or operation of the Oil and Gas Properties, have been, and are being, paid (timely, and before the same become delinquent) by the Company or a Subsidiary, as applicable, except such expenses and Taxes as are disputed in good faith by the Company or such Subsidiary and for which an adequate accounting reserve has been established by the Company and except for such expense or Tax, the non-payment of which, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(e)   All Fixtures, Facilities and Equipment that are reasonably necessary to conduct normal operations on the Oil and Gas Properties are in good working condition, ordinary wear and tear excepted, and have been maintained in accordance with prudent industry practices, and are adequate to maintain normal operations in a manner consistent with the Company's past practices.

(f)   Seller has furnished to Buyer true, correct and complete copies of the Company's reserve reports, dated as of September 30, 2006, with respect to the Properties, as such reports are more fully described in Section 4.12(f) of the Disclosure Schedule, and, except as set forth in

Section 4.12(f) of the Disclosure Schedule, such reserve reports have not been restated, amended, modified or withdrawn.

(g)   To the Knowledge of the Indicated Persons, the Company and its Subsidiaries are in compliance with all express and implied covenants under the Leases, including, without limitation, the timely payment of royalties due thereunder, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)   To the Knowledge of the Indicated Persons, all Wells located on the Leases or lands pooled therewith have been drilled and (if completed) completed, operated and produced in accordance with generally accepted oil and gas field practices and in compliance with applicable Leases and Applicable Laws, except for such noncompliance as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(i)   Except as set forth in Section 4.12(i) of the Disclosure Schedule or as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no Wells located on the Leases that are currently required under Applicable Law or contract to be plugged and abandoned.

(j)   To the Knowledge of the Indicated Persons, except as set forth on Section 4.12(j) of the Disclosure Schedule, there are no preferential purchase rights which are applicable to the transactions contemplated herein.

Section 4.13.   Intellectual Property. The Company and the Subsidiaries either own or have valid licenses or other rights to use all patents, copyrights, trademarks, software, databases, geological data, geophysical data, engineering data, maps, interpretations and other technical information used in their businesses as presently conducted, subject to the limitations contained in the agreements governing the use of the same (true and correct copies of which have been furnished or made available to Buyer, except where disclosure is prohibited by confidentiality obligations owed to third parties), except to the extent that the failure to have such licenses or other rights would not adversely affect the results of operations, properties or prospects of the Company and its Subsidiaries. Section 4.13 of the Disclosure Schedule lists all material seismic licenses held by the Company or its Subsidiaries.

Section 4.14.   Insurance, Bonds and Letters of Credit.

(a)   Section 4.14 of the Disclosure Schedule is a list of all policies of insurance owned or held by or maintained for the benefit of the Company or any Subsidiary. Such policies are in full force and effect and satisfy in all material respects all requirements of Applicable Laws and any agreements to which the Company or any Subsidiary is a party.

(b)   Section 4.14 of the Disclosure Schedule is a list of all bonds, letters of credit and other similar instruments maintained by or on behalf of the Company and its Subsidiaries, other than the Excluded Hedges.

Section 4.15.   Employee Related Matters.

(a)   Section 4.15(a) of the Disclosure Schedule sets forth a complete and accurate list of: (i) all directors and officers of the Company and each Subsidiary, and (ii) the name and dates of employment by the Company or a Subsidiary for each employee of the Company and the Subsidiaries as of the date hereof whose annual base rate of compensation in the current fiscal year will equal or exceed $100,000.

(b)   Except for those agreements for which Seller has assumed all obligations of the Company or any Subsidiary, neither the Company nor any Subsidiary has any actual or contingent obligation to provide severance pay or any other compensation based upon or related to the consummation of the transactions contemplated by this Agreement.

(c)   There are no collective bargaining agreements to or by which the Company or any Subsidiary is a party or is bound. No employees of the Company are represented by any labor organization, collective bargaining representative, or group of employees.

(d)   Section 4.15(d) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans (as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or any other material employee benefit arrangements or payroll practices, including, without limitation, COBRA insurance coverages, employment agreements, severance agreements, board of directors and executive compensation arrangements, incentive programs or arrangements, sick leave, severance pay policies, plant closing benefits, salary continuation for disability, consulting or other compensation arrangements, workers' compensation, retirement, deferred compensation, bonus, stock purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans providing benefits or payments in the event of a change of control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of the Company, maintained by the Company or a Subsidiary or to which the Company or a Subsidiary has contributed or is or was obligated to make payments, or to which the Company or a Subsidiary has (or had) any liability thereunder (hereinafter, the "Employee Benefit Plans"). Except as disclosed on Section 4.15(d) of the Disclosure Schedule: (i) none of the Employee Benefit Plans is a multiemployer plan within the meaning of ERISA nor has the Company or a Subsidiary made contributions to a multiemployer plan or an employee pension plan subject to Section 412 of the Code within the last five years; (ii) none of the Employee Benefit Plans promises or provides medical or life insurance benefits following termination of employment to any Person following the Closing Date except as is required under Section 4980B of the Code; (iii) each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that might reasonably be expected to affect the qualified status of such Employee Benefit Plan; (iv) each Employee Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of Applicable Law; and (v) there are no pending actions, claims, lawsuits, governmental investigations or audits that have been asserted or instituted against any of the Employee Benefit Plans other than claims for benefits provided in the ordinary course of operation of the Employee Benefit Plans and to the knowledge of the Company and the Seller, no such actions, claims, lawsuits, investigations or audits have been threatened.

(e)   Neither the Company nor any of the Subsidiaries have incurred any liability under Title IV of ERISA or Section 412 of the Code. Further, no proceeding has been initiated or threatened by any Person (including the Pension Benefit Guaranty Corporation) to terminate any Employee Benefit Plan that is subject to Title IV of ERISA and that is maintained by Seller or an Affiliate of Seller (or to which Seller or an Affiliate of Seller makes contributions).

(f)   No event has occurred and no condition exists with respect to the Employee Benefit Plans that could subject the Company or any Subsidiary, any Employee Benefit Plan, or the Buyer to any material liability under ERISA, the Code or any other Applicable Law.

(g)   With respect to the Company and the Subsidiaries, all premiums required to be paid, all benefits, expenses and other amounts due and payable, and all contributions, transfers or payments required to be made to or under the Employee Benefit Plans will have been paid, made or accrued for all services on or prior to the Closing Date.

(h)   No Employee Benefit Plan is (or has ever been) funded by, associated with or related to a "voluntary employees' beneficiary association" under Section 501(c)(9) of the Code.

Section 4.16.   Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company for which the Company or Buyer shall have any liability whatsoever.

Section 4.17.   Bank Accounts. Section 4.17 of the Disclosure Schedule lists all bank accounts or other financial institutions with which the Company has an account, showing the type and account number of each such account, and the names of Persons authorized as signatories thereon or to act or deal in connection therewith.

Section 4.18.   Environmental Matters.

(a)   Each of the Company and the Subsidiaries has conducted its businesses and is in compliance with all applicable Environmental Laws, and until sold, transferred or otherwise disposed of by the Company or its Subsidiaries, each of their former Subsidiaries conducted their respective businesses in compliance with all applicable Environmental Laws, except for such instances of noncompliance that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

(b)   To the Knowledge of the Indicated Persons, each of Company and the Subsidiaries has obtained all material permits, licenses, franchise authorities, consents and approvals, made all material filings and maintained all material data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all applicable Environmental Laws, and all such permits, licenses, franchises, authorities, consents, approvals and filings remain in full force and effect, except for such matters that individually or in the aggregate do not have a Material Adverse Effect.

(c)   There are no pending or, to the Knowledge of the Indicated Persons, threatened claims, demands, actions, administrative proceedings, lawsuits or investigations against the

Company or the Subsidiaries under any Environmental Laws that individually or in the aggregate would have a Material Adverse Effect.

(d)   To the Knowledge of the Indicated Persons, there has been no release of any Hazardous Material by the Company or by any of its Subsidiaries, or by former Subsidiaries (before such Subsidiaries were disposed of by the Company or its Subsidiaries), or Hazardous Materials released from any off-site locations due to arrangements for disposal at such off-site locations made by the Company or any of its Subsidiaries or former Subsidiaries (before such Subsidiaries were disposed of by the Company or its Subsidiaries), or from any properties owned by the Company or any of its Subsidiaries or former Subsidiaries (before such Subsidiaries were disposed of by the Company or its Subsidiaries), or as a result of any operations or activities of the Company or any of its Subsidiaries or former Subsidiaries (before such Subsidiaries were disposed of by the Company or its Subsidiaries), that could reasonably be expected to give rise to any Environmental Liability, except for such matters that individually or in the aggregate do not have a Material Adverse Effect.

Section 4.19.   Business. None of the Company nor its Subsidiaries has ever engaged in any business other than the oil and gas exploration and production and gathering business and businesses related thereto.

Section 4.20.   Dividends. Since June 30, 2007, none of the Company or its Subsidiaries has declared, set aside or paid any dividend or made any other distribution to shareholders.


ARTICLE V
DISCLAIMER

EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER WILL CONVEY TO BUYER THE SHARES WITHOUT ANY EXPRESS, STATUTORY, OR IMPLIED WARRANTY OR REPRESENTATION OF ANY KIND FROM SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, INCLUDING WARRANTIES OR REPRESENTATIONS RELATING TO (I) THE COMPANY OR ANY SUBSIDIARY, (II) TITLE OF THE COMPANY OR ANY SUBSIDIARY IN AND TO THE PROPERTIES, (III) THE CONDITION OF THE PROPERTIES, (IV) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY OF THE PROPERTIES, (V) ANY IMPLIED OR EXPRESS WARRANTY OF THE FITNESS OF THE PROPERTIES FOR A PARTICULAR PURPOSE, (VI) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (VII) ANY AND ALL OTHER IMPLIED WARRANTIES EXISTING UNDER APPLICABLE LAW NOW OR HEREAFTER IN EFFECT, OR (VIII) ANY IMPLIED OR EXPRESS WARRANTY REGARDING COMPLIANCE WITH ANY APPLICABLE ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, OR PROTECTION OF THE ENVIRONMENT OR HEALTH. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, IN PURCHASING THE SHARES BUYER ACCEPTS THE PROPERTIES "AS IS," "WHERE IS," AND "WITH ALL FAULTS" AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR.   WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS SET FORTH IN THIS AGREEMENT, SELLER DOES NOT MAKE ANY

REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, AS TO (A) THE AMOUNT, VALUE, QUALITY, QUANTITY, VOLUME, OR DELIVERABILITY OF ANY OIL, GAS, OR OTHER MINERALS OR RESERVES IN, UNDER, OR ATTRIBUTABLE TO THE OIL AND GAS PROPERTIES, (B) THE PHYSICAL, OPERATING, REGULATORY COMPLIANCE, SAFETY, OR ENVIRONMENTAL CONDITION OF THE PROPERTIES, (C) THE GEOLOGICAL OR ENGINEERING CONDITION OF THE OIL AND GAS PROPERTIES OR ANY VALUE THEREOF OR (D) THE ACCURACY, COMPLETENESS, OR MATERIALITY OF ANY DATA, REPORTS, PROJECTIONS, MATERIALS, INFORMATION, OR RECORDS NOW, HERETOFORE OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE COMPANY, ANY SUBSIDIARY, THIS AGREEMENT, OR THE PROPERTIES, INCLUDING WITHOUT LIMITATION, RELATIVE TO PRICING ASSUMPTIONS, COMMODITY PRICES, OR ANY OF THE OTHER MATTERS DESCRIBED IN (A) THROUGH (C) ABOVE, OR ANY MATERIALS PROVIDED BY J.P. MORGAN SECURITIES INC. TO BUYER. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, ANY AND ALL SUCH DATA, RECORDS, REPORTS, PROJECTIONS, INFORMATION AND OTHER MATERIALS (WRITTEN OR ORAL) FURNISHED BY SELLER OR J.P. MORGAN SECURITIES INC. OR OTHERWISE MADE AVAILABLE OR DISCLOSED TO BUYER ARE PROVIDED TO BUYER AS A CONVENIENCE AND SHALL NOT CREATE OR GIVE RISE TO ANY LIABILITY OF OR AGAINST J.P. MORGAN SECURITIES INC. AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER'S SOLE RISK TO THE MAXIMUM EXTENT PERMITTED BY LAW. **BUYER ACKNOWLEDGES AND AGREES TO THE FOREGOING AND THAT THE FOREGOING DISCLAIMER IS "CONSPICUOUS."**


ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER


Buyer represents and warrants to Seller that:

Section 6.1. **Organization.** Buyer is validly existing and in good standing under the laws of the jurisdiction of its organization and has requisite power and authority to carry on its business as now being conducted.

Section 6.2. **Power and Authority.** Buyer has all requisite power and authority to execute, deliver, and perform this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by Buyer of this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action of Buyer.

Section 6.3. **Valid and Binding Agreement.** This Agreement has been duly executed and delivered by Buyer and constitutes, and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party has been, or when executed will be, duly executed and delivered by Buyer, and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of Buyer, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and the application of general principles of equity (regardless of whether that enforceability is considered in a proceeding at law or in equity).

Section 6.4. Non-Contravention. Neither the execution, delivery, and performance by Buyer of this Agreement and each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party nor the consummation by it of the transactions contemplated hereby and thereby do and will (i) conflict with or result in a violation of any provision of Buyer's Governing Documents, or (ii) violate any Applicable Law binding upon Buyer.

Section 6.5. Approvals. Except in connection with the HSR Act, no consent, approval, order, or authorization of, or declaration, filing, or registration with, any Governmental Entity or of any third party is required to be obtained or made by Buyer in connection with the execution, delivery, or performance by Buyer of this Agreement, each other agreement, instrument, or document executed or to be executed by Buyer in connection with the transactions contemplated hereby to which it is a party or the consummation by it of the transactions contemplated hereby and thereby.

Section 6.6. Proceedings. There are no Proceedings pending or, to Buyer's Knowledge, threatened, in which Buyer is or may be a party affecting the execution and delivery of this Agreement by Buyer or the consummation of the transactions contemplated hereby by Buyer.

Section 6.7. Financing. Buyer has, and at the Closing will have, such funds as are necessary for the consummation by it of the transactions contemplated hereby.

Section 6.8. Investment Experience. Buyer acknowledges that it can bear the economic risk of its investment in the Shares, and has such knowledge and experience in the oil and gas industry and in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares.

Section 6.9. Restricted Securities. Buyer understands that the Shares will not have been registered pursuant to the Securities Act or any applicable state securities laws, that the Shares will be characterized as "restricted securities" under federal securities laws, and that under such laws and applicable regulations the Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

Section 6.10. Accredited Investor; Investment Intent. Buyer is an accredited investor as defined in Regulation D under the Securities Act. Buyer is acquiring the Shares for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws.

Section 6.11.   **Independent Evaluation.**   Buyer is an experienced and knowledgeable investor in the oil and gas business and the business of owning and operating oil, gas and mineral properties.   Buyer has had access to the Properties, the officers and certain representatives of the Company and the Subsidiaries, and the books, records, and files of the Company and the Subsidiaries relating to the Properties.   In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied only on (i) the basis of its own independent due diligence investigation of the Properties, and (ii) the representations and warranties made by Seller in Articles III and IV, and has been advised by and has relied solely on its own expertise and legal, land, tax, reservoir engineering, marketing and other professional counsel concerning this transaction, the Properties, and the value thereof.

Section 6.12.   **Brokers.**   No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE VII
CONDUCT OF COMPANY PENDING CLOSING

Seller covenants and agrees with Buyer as follows:

Section 7.1.   **Conduct and Preservation of Business.**   Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Closing Date, Seller shall cause the Company and each of the Subsidiaries to conduct their respective operations according to its ordinary course of business consistent with past practice.   Without limiting the generality of the foregoing, Seller shall cause the Company and each of the Subsidiaries to use commercially reasonable efforts to conduct drilling activities and other development operations substantially in accordance with the drilling program attached as Section 7.1 of the Disclosure Schedule.

Section 7.2.   **Restrictions on Certain Actions.**   Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or disclosed in Section 7.2 of the Disclosure Schedule, prior to the Closing, Seller shall cause the Company and each Subsidiary to not take, consent to or allow any of the following actions, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(a)   amend its Governing Documents;

(b)   issue, sell, or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, or otherwise) any capital stock of any class or any other equity or voting securities or equity equivalents in the Company or any Subsidiary;

(c)   (i) create, incur, guarantee, or assume any indebtedness for borrowed money or otherwise become liable or responsible for the obligations of any other Person; (ii) make any loans, advances, or capital contributions to, or investments in, any other Person; (iii) pledge or otherwise encumber shares of common stock, capital stock or other equity securities of the Company; (iv) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any Lien thereupon (except for customary Liens contained in or arising under joint operating (or similar) agreements binding on the Company or any Subsidiary with respect to amounts not yet due or not yet delinquent and except for statutory Liens for amounts not yet due or not yet delinquent); or (v) declare, set aside or pay any dividend or make any other distribution to shareholders (provided that this provision shall not restrict in any manner the funding or repayment of the balance of the Intercompany Loan);

(d)   except as provided in any arrangement set forth on Sections 4.15(a) or (d) of the Disclosure Schedule, (i) enter into, adopt, or (except as may be required by law) amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, employment, severance, or other employee benefit agreement, trust, plan, fund, or other arrangement for the benefit or welfare of any director, officer, or employee; (ii) increase in any manner the compensation or fringe benefits of any director, officer, or employee, other than increases in the ordinary course consistent with past practice; or (iii) pay to any director, officer, or employee any benefit not required by any employee benefit agreement, trust, plan, fund, or other arrangement as in effect on the date hereof;

(e)   acquire, sell, lease, transfer, or otherwise dispose of, directly or indirectly, any assets, except for (i) sales of Hydrocarbons or entering into oil and gas leases, in each case in the ordinary course of business, consistent with past practices, (ii) sales of inventory and excess or obsolete assets in the ordinary course of business or personal property in the ordinary course of business that is either replaced by equivalent property or normally consumed in the operation of the Company's business and (iii) acquisitions, sales, leases, transfers or dispositions of assets not exceeding $1,000,000 in the aggregate;

(f)   acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership, or other business organization or division thereof;

(g)   except for the capital expenditures referenced in Section 4.12(a) of the Disclosure Schedule and any capital expenditures related to an Emergency or Force Majeure, make any capital expenditure which, individually or in the aggregate, is in excess of $7,527,400;

(h)   amend any Tax Return or settle or compromise any material federal, state, local, or foreign Tax liability or enter into any agreement or preliminary settlement with any Governmental Entity concerning material Taxes; make or revoke any Tax election except elections consistent with past practices and which are required to be made in connection with Tax Returns filed for any tax period ending prior to the Closing Date; file with, or provide to, any Governmental Entity any waiver extending the statutory period for assessment or reassessment of Taxes or any other waiver of restrictions on assessment or collection of any Taxes;

(i)   change any of the accounting principles or practices used by it, except for any change required by reason of a concurrent change in GAAP;

(j)   except in the ordinary course of business consistent with past practice, enter into, renew, extend, materially amend or terminate any Company Contract;

(k)   waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises not exceeding the amount for which an accounting reserve has been established by the Company, or that involve only the payment of monetary damages not in excess of $1,000,000 in the aggregate (excluding amounts to be paid under existing insurance policies) or otherwise pay, discharge or satisfy any claims, liabilities or obligations in excess of such amount, in each case, other than in the ordinary course consistent with past practice;

(l)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(m)   enter into any additional contracts or agreements that will create any obligation to the Company, the Subsidiaries or the Buyer after the Closing with respect to, or make or agree to make any changes to, any existing Employee Benefit Plans (unless otherwise required by Applicable Law), without Buyer's prior written consent; or

(n)   authorize or propose, or agree in writing or otherwise to take, any of the actions described in this Section 7.2.

ARTICLE VIII
ADDITIONAL AGREEMENTS OF THE PARTIES

Section 8.1.   Access.   Subject to the terms of the Confidentiality Agreement, Article IX and Applicable Law, between the date hereof and the Closing, Seller shall cause the Company to give Buyer and Buyer's authorized representatives reasonable access to the Company's employees, offices, accounting and financial books, records, files and other similar documents and materials during the Company's regular business hours, upon reasonable prior notice, and to the extent in the Company's possession, custody or control and or which can be provided without unreasonable effort or expense, save and except that Buyer shall not have any access to the Sales Information.

Section 8.2.   Confidentiality Agreement.   The Confidentiality Agreement will remain in full force and effect.

Section 8.3.   Reasonable Efforts.   Each party hereto agrees that it will not voluntarily undertake any course of action inconsistent with the provisions or intent of this Agreement and will use its Reasonable Efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper, or advisable under Applicable Laws to consummate the transactions contemplated by this Agreement, including, without limitation, (i) cooperation in determining whether any consents, approvals, orders, authorizations, waivers, declarations, filings, or registrations of or with any Governmental Entity or third party are required in connection with the consummation of the transactions contemplated hereby; (ii) Reasonable Efforts to obtain any such consents approvals, orders, authorizations, and waivers and to effect any such declarations, filings, and registrations; (iii) Reasonable Efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (iv) Reasonable Efforts to defend, and cooperation in defending, all lawsuits or other legal Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; and

(v) the execution of any additional instruments necessary to consummate the transactions contemplated hereby.

Section 8.4. **Notice of Litigation.** Until the Closing, (i) Buyer, upon learning of the same, shall promptly notify Seller of any Proceeding which is commenced or threatened against Buyer and which affects this Agreement or the transactions contemplated hereby and (ii) Seller, upon learning of the same, shall promptly notify Buyer of any Proceeding which is commenced or threatened against Seller, the Company, or any Subsidiary and which affects this Agreement or the transactions contemplated hereby and any Proceeding which is commenced or threatened against the Company or any Subsidiary and which would have been listed on Section 4.8 of the Disclosure Schedule if such Proceeding had arisen prior to the date hereof.

Section 8.5. **Resignation of Directors and Officers.** At the Closing, Seller shall cause the Company to deliver to Buyer evidence reasonably satisfactory to Buyer of the resignations of the directors and officers of the Company and the Subsidiaries, such resignations to be effective immediately upon the consummation of the transactions contemplated by this Agreement.

Section 8.6. **Fees and Expenses.** All fees and expenses incurred in connection with this Agreement by Seller, including professional expenses of legal counsel and J.P. Morgan Securities Inc., will be borne by and paid by Seller. All fees and expenses of the Company, including professional expenses such as legal, accounting and engineering, in connection with the negotiation, preparation, execution and delivery of this Agreement prior to the Closing Date and the consummation of the transactions at the Closing will be borne by and paid by Seller. All expenses incurred in connection with this Agreement by Buyer will be borne by and paid by Buyer, regardless of whether or not the transactions contemplated hereby are consummated.

Section 8.7. **Public Announcements.** Neither Buyer, on the one hand, nor Seller, on the other hand, shall issue any press release or make any statement to the public generally with respect to this Agreement or the transactions contemplated hereby without the prior written consent of both Buyer and Seller (which consent shall not be unreasonably withheld or delayed); provided, however, that either Buyer or Seller may make any public disclosure it believes in good faith is required by Applicable Law or any listing or trading agreement concerning its or its parent's publicly-traded securities (in which case the disclosing party shall use all Reasonable Efforts to advise the other party, and give the other party an opportunity to comment on the proposed disclosure, prior to making the disclosure). Notwithstanding the foregoing, Buyer and Seller and their respective parents shall be permitted in the context of public or private financing or otherwise to disclose the details of and information regarding this Agreement and/or the transactions contemplated hereby to securities regulators and stock exchanges, its advisors (including, but not limited to, underwriters and their counsel), financial institutions, potential investors and the investing public, whether by way of prospectus, information memorandum, filing with securities regulatory authorities or otherwise.

Section 8.8. **Books and Records.** At or promptly after Closing, Seller shall cause the Company to deliver to Buyer all records of the Company and the Subsidiaries that are in Seller's control, including minute books and other corporate books and records and accounts, policies of insurance, real property, equipment, materials and service contracts, Permits and Leases, and all regulatory, environmental, tariff, financial, audit, and Tax data, records, reports, returns, filings, notices, correspondence, memoranda, and other information (in physical or digital form), including all documents supporting such reports, returns, filings, correspondence and memoranda, but exclusive of any Sales Information. Buyer will preserve all records so delivered by Seller for a period of six years following the Closing and will allow Seller reasonable access to such records at all reasonable times for a purpose reasonably related to (i) Seller's ownership of Shares in the Company or (ii) the performance by it of its obligations, and the enforcement by it of its rights hereunder. If Buyer desires to dispose of any such records prior to the expiration of the six-year period referenced above, Buyer shall provide notice of same to Seller, and Seller shall have a period of 10 days to deliver written notice to Buyer that Seller elects to have such records delivered to Seller (at the expense of Seller). If Seller fails to deliver such notice within the 10-day period referenced above, Buyer shall have the right to dispose of the subject records. Notwithstanding the foregoing, the Parties shall retain any and all records of the Company and the Subsidiaries that relate to any ongoing audit or other proceeding in respect of Taxes until such time as Buyer is notified of the final conclusion of such matter or ninety (90) days after the expiration of statutes of limitation applicable to such Taxes.

Section 8.9.   HSR Filing. If compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), is required in connection with the transactions contemplated under this Agreement, as promptly as practicable and in any event not more than ten Business Days following the date on which the parties hereto have executed this Agreement, Seller and Buyer will file with the Federal Trade Commission and the Department of Justice, as applicable, the required notification and report forms and will as promptly as practicable furnish any supplemental information which may be requested in connection therewith. Seller and Buyer will request expedited treatment (i.e., early termination) of such filing. Buyer and Seller shall use Reasonable Efforts to make or modify all other filings and submissions on a prompt and timely basis in connection with the filings required by this Section 8.9. Seller and Buyer will bear their own costs and expenses relating to the compliance with this Section 8.9; provided, however, that 50% of the HSR filing fee shall be borne by Buyer and 50% shall be borne by Seller.

Section 8.10.   Employees and Employee Benefits

(a)   Employment of the Company Employees. Buyer will cause the Company, a Subsidiary, the Buyer or any affiliate of any such entity to employ each of the Company Employees in accordance with this Section 8.10, subject to the right to terminate any such Company Employee following the Closing in accordance with Applicable Law; provided that neither the Company nor the Subsidiaries shall have any obligation to employ or offer employment to an officer or director of the Company and the Subsidiaries who resigns from employment in accordance with Section 8.5.

(b)   Seller Responsibility for Certain Compensation Arrangements. Seller shall discharge all obligations or responsibilities that Seller or Company (or any Subsidiary) may have under the compensation arrangements identified in Section 8.10(b) of the Disclosure Schedule.

(c)   Cessation of Participation in Seller Benefit Plans. From and after the Closing, the Company Employees will accrue no additional benefits under any employee benefit plan, policy, program, or arrangement in which the Company Employees (or their eligible dependents) participated prior to Closing and that is maintained by Seller or by an Affiliate of Seller other than the Company or a Subsidiary (the "**Seller Benefit Plans**"). All such Seller Benefit Plans are listed (and identified as such) in Section 4.15(d) of the Disclosure Schedule. Section 4.15(d) of the Disclosure Schedule lists (and they are identified as such) each Employee Benefit Plan that is sponsored or maintained by the Company or a Subsidiary that is not a Seller Benefit Plan. Seller (or the applicable Seller Benefit Plan) shall discharge all obligations with respect to benefits accrued prior to the Closing under the Seller Benefit Plans; provided that neither Seller nor any of the Seller Benefit Plans will recognize for any purpose a Company Employee's post-Closing employment with Buyer or the Company or an Affiliate of Buyer.

(d)   Buyer Benefit Plans. From and after the Closing, the Company Employees who continue in employment with Buyer or the Company or an Affiliate of Buyer will be covered under such employee compensation and benefit plans, policies, programs or arrangements as Buyer or the Company or an Affiliate of Buyer may make available, which shall include medical and dental coverage (the "**Buyer Benefit Plans**"). Buyer will cause the Company or any Affiliate of Buyer, for purposes of determining a Company Employee's (other than an officer of the Company and the Subsidiaries who resigns from employment in accordance with Section 8.5) eligibility to participate, vesting, attainment of retirement dates, and future benefit accruals under any Buyer Benefit Plans (including vacation and sick leave, but not including benefit accruals under a defined benefit pension plan) where the benefit accrual is service weighted, to recognize the service and seniority that is recognized by the Company or by Seller immediately prior to the Closing. Buyer or the Company or an Affiliate of Buyer shall be solely responsible for all benefits accruing under the Buyer Benefit Plans.

(e)   Accumulated Vacation, Holiday and Sick Leave. Buyer or the Company or an Affiliate of the Buyer (1) will be responsible for all accumulated paid time off days accrued or accumulated by the Company Employees (other than an officer of the Company and the Subsidiaries who resigns from employment in accordance with Section 8.5) but that are unused as of the Closing, and (2) shall treat all such accumulated paid time off days as vacation days that may be used by such Company Employees following the Closing.

(f)   Post-Retirement Health and Life Benefits. Seller will be responsible for providing post-retirement health and/or life insurance benefits in accordance with the applicable Seller Benefit Plan to any former employee of the Company (and to the eligible dependents of any such former employee) who satisfied the requirements for such post-retirement coverage and who retires on or prior to Closing. Seller shall have no responsibility to provide post-retirement health and/or life insurance benefits to any of the Company Employees (or to the dependents of any such Company Employee) who retires or terminates employment on or following the Closing, and the eligibility, if any, of any Company Employee (or the dependents of any Company Employee) for post-retirement health and/or life benefits shall be determined solely in accordance with the terms and conditions of the Buyer Benefit Plans.

(g)   COBRA/Insurance Continuation. Seller will be responsible for making available COBRA continuation coverage to any "qualified beneficiary" whose "qualifying event" occurs on or prior to Closing. The Closing of the transaction contemplated under this Agreement is not a "qualifying event", and Seller shall have no obligation to make COBRA continuation coverage available to, the Company Employees who continue in employment with Buyer or the Company or an Affiliate of Buyer following the Closing. Buyer or the Company or an Affiliate of the Buyer will be responsible for making available COBRA continuation coverage to any "qualified beneficiary" whose "qualifying event" occurs following the Closing; provided that the Buyer or Company or an Affiliate of Buyer shall provide the first six (6) months of such COBRA continuation coverage without charge with respect to any Company Employee (other than an officer of the Company and the Subsidiaries who resigns from employment in accordance with Section 8.5), and the eligible dependents of such Company Employee, who are otherwise eligible for COBRA continuation coverage and whose employment terminates within twelve (12) months of the Closing under the circumstances described in this Section 8.10(g). A covered Company Employee (and the covered dependents of such Company Employee) will be entitled to six (6) months of COBRA continuation coverage subsidized by the Buyer or Company or an Affiliate of Buyer if (1) the Company Employee's employment is involuntarily terminated by Buyer or Company or an Affiliate of Buyer for reasons other than cause within twelve (12) months of the Closing, or (2) the Company Employee voluntarily terminates employment within such twelve (12) month period following failure by the Buyer or Company or an Affiliate of Buyer to continue the Company Employee's employment in a Comparable Position, or any communication of a requirement that, when implemented, would result in the Covered Employee no longer being employed in a Comparable Position. For purposes of the preceding sentence, the term **"Comparable Position"** means a position at a base salary rate that is no less than the Company Employee's base salary rate as in effect immediately prior to the Closing and at a primary work location that is no more than fifty (50) miles from the Company Employee's primary work location immediately prior to Closing.

Section 8.11. Change of Corporate Name; Transitional Use of Signage and Other Materials. Promptly, and in no event more than ten days following the Closing, Buyer shall cause each of the Company and the Subsidiaries to change its corporate name so that it does not contain the words "Peoples Energy" or any derivative or combination thereof. In addition, Buyer, the Company and any corporation, partnership, venture, or other entity controlled directly or indirectly by either of them shall not have any name containing the words "Peoples Energy", or any derivative or combination thereof, after such change has been made. Buyer shall provide Seller with evidence of the change in the Company's and the Subsidiaries' corporate names required by this Section 8.11 within ten days after such changes have been made. Buyer further acknowledges that it will have no ongoing claim or rights in or to Seller Marks. Buyer will not use or permit the use of any Seller Marks; provided, however, that Buyer is not hereby restricted in filings, instruments, agreements or other communications from indicating the Company's former name. Buyer shall, within 90 days following the Closing Date, remove or destroy or cause the removal or destruction of all signage or other items or materials utilizing Seller Marks.

Section 8.12. Conversions or Change in Entity Classification.

(a) Prior to the Closing, Seller shall (i) cause PEP Holding to either merge into the Company or file an entity classification election effective prior to Closing to be treated as an entity disregarded from its owner for United States federal income tax purposes, (ii) cause the Company to be converted into a Delaware limited liability company in accordance with Delaware law, (iii) cause PEP Partners and PEP Operating Company to either merge into the Company or PEP Texas, or be converted into a Delaware limited liability company in accordance with Delaware law and (iv) cause PEP Texas to either convert into a Delaware limited liability company in accordance with Delaware law or merge into either PEP Partners, PEP Operating Company, PEP Holding or the Company, with all related documents and instruments to be in form and substance mutually satisfactory to Seller and Buyer in their respective reasonable judgments; provided, however, that such documents may provide that the names shall be changed to names designated by Buyer at least five Business Days prior to the Closing Date that are consistent with the provisions of Section 8.11; provided further that if Buyer fails to timely designate such names, then Seller may choose new names that comply with the provisions of Section 8.11 and change such names to those new names in connection with the merger. At or after the time of filing of any entity classification election, and at or after the time of any conversion, described in the first sentence of this Section 8.12, neither Seller nor any of its Affiliates will make an election or take any action that would cause the entity that filed such election or that was so converted (as the case may be) to be classified as a corporation for federal income Tax purposes. The parties intend that for federal income tax purposes the purchase of Shares will be treated as a purchase of the interests in a disregarded entity and thus as a purchase of the assets of the Company.

(b)   Notwithstanding any provision herein to the contrary, the parties acknowledge and agree that the Disclosure Schedule does not take into the account the effect of the transactions set forth in Section 8.12(a) ("**Section 8.12 Transactions**"). Seller agrees, and Buyer agrees to permit Seller, to amend or supplement the Disclosure Schedule on or before August 24, 2007 to address the effect of the Section 8.12 Transactions. Seller shall deliver the Disclosure Schedule to Buyer with appropriate detail or markings to reflect the nature of each amendment or supplement. Upon delivery of the amended or supplemented Disclosure Schedule to Buyer in accordance with this Section 8.12(b), the Disclosure Schedule and this Agreement shall be amended as set forth therein with the effect of being deemed to have been included in the Disclosure Schedules from the date hereof. Based upon the understanding of the parties that the Section 8.12 Transactions will not constitute an assignment, conveyance or transfer by operation of law or otherwise, the Seller will not schedule any preferential rights or consents that would be applicable to an assignment, conveyance or other transfer of properties.

ARTICLE IX
BUYER'S DUE DILIGENCE EXAMINATION

Section 9.1.   Title and Other Due Diligence Examination.

(a)   From August 20, 2007 until 5:00 p.m. (local time in Houston, Texas) on September 20, 2007 (the "**Examination Period**"), Seller shall cause the Company to afford to Buyer and its authorized representatives reasonable access during normal business hours to the office, personnel and books and records of the Company in order for Buyer to conduct an examination as it may in its sole discretion choose to conduct with respect to the Properties ("**Buyer's Review**"); provided, however, that such investigation shall be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of the Company. Such books and records shall include, without limitation, all abstracts of title, title opinions, title files, ownership maps, lease files, assignments, division orders, operating records and agreements, well files, financial and accounting records, geological, geophysical and engineering records, tax files, and any other files and records relating to the Properties, in each case insofar as same may now be in existence and in the possession of the Company, excluding, however, any information that the Company is prohibited from disclosing by bona fide, third party confidentiality restrictions; provided, that if requested by Buyer, Seller shall cause the Company to use its Reasonable Efforts, without the requirement to make any payment or provide any other consideration, to obtain a waiver of any such restrictions in favor of Buyer. The cost and expense of Buyer's Review, if any, shall be borne solely by Buyer. Buyer shall not contact any of the customers or suppliers of the Company or its Working Interest co-owners, operators, lessors or surface interest owners, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the specific prior written authorization of Seller, which consent shall not be unreasonably withheld.

(b) If Buyer discovers any Title Defect affecting any of the Properties prior to the expiration of the Examination Period, Buyer shall promptly notify Seller of such alleged Title Defect. To be effective, such notice ("**Title Defect Notice**") must (i) be in writing, (ii) be received by Seller prior to the expiration of the Examination Period, (iii) describe the Title Defect in reasonable detail including the basis therefor (including any alleged variance in the Net Revenue Interest or Working Interest, (iv) identify the specific Oil and Gas Property to which such Title Defect relates, and (v) include the value of such Title Defect as determined by Buyer in good faith, determined in accordance with Section 9.1(c). Upon Seller's request, Buyer will promptly deliver copies of any documents in Buyer's possession concerning the alleged Title Defect, such as title opinions if any have been rendered. Any matters that may otherwise constitute Title Defects, but of which Seller has not been notified by Buyer in accordance with the foregoing, shall be deemed to have been waived by Buyer for all purposes. Upon the receipt of such effective Title Defect Notice from Buyer, Seller shall have the option, in addition to the remedies set forth in Section 9.1(c) (the "**Remedies for Title Defects**"), but not the obligation, to attempt to cure such Title Defect at any time prior to the Closing, at the sole cost and expense of Seller. The Property or Properties affected by such uncured Title Defect shall be referred to herein as the "**Title Defect Property**".

(c) With respect to each Title Defect that is not cured as determined to the reasonable satisfaction of Buyer acting in good faith on or before the Closing, the Purchase Price shall be reduced, subject to this Article IX, by the Title Defect Amount with respect to such Title Defect Property. The "**Title Defect Amount**" shall mean, with respect to a Title Defect Property, the amount by which such Title Defect Property is impaired as a result of the existence of one or more Title Defects, which amount shall be determined as follows:

(i) The Title Defect Amount with respect to a Title Defect Property shall be determined by taking into consideration the "**Allocated Value(s)**" (as set forth in Exhibit 9.1(c) attached hereto) of the Property or Properties subject to such Title Defect, the portion of the Property or Properties subject to such Title Defect, and the legal effect of such Title Defect on the Property or Properties affected thereby; provided, however, that: (A) if such Title Defect is in the nature of the Company's Net Revenue Interest in a Property being less than the Net Revenue Interest set forth in Exhibit 9.1(c) hereto and the Working Interest remains the same, then the Title Defect Amount shall be equal to the Allocated Value for the relevant Property multiplied by a fraction (1) the numerator of which is an amount equal to the "Net Revenue Interest" shown on Exhibit 9.1(c) for such Property less the decimal share to which Seller would be entitled to as a result of its ownership interest in such Property which is unaffected by such Title Defect and (2) the denominator of which is the "Net Revenue Interest" shown for such Property on Exhibit 9.1(c) or (B) if such Title Defect is in the nature of a Lien, then the Title Defect Amount shall equal the amount required to fully discharge such Lien; and

(ii)   If the Title Defect results from any matter not described in Section 9.1(c)(i), the Title Defect Amount shall be an amount equal to the difference between the value of the Title Defect Property affected by such Title Defect with such Title Defect and the value of such Title Defect Property without such Title Defect (taking into account the portion of the Allocated Value of the Title Defect Property).

(d)   As used in this Section 9.1:

(i)   "**Defensible Title**" means, as of the date of this Agreement and the Closing Date, with respect to the Properties, subject to Permitted Encumbrances, such record title and ownership by the Company that:

(1)   entitles the Company to receive and retain, without reduction, suspension or termination, not less than the percentage set forth in Exhibit 9.1(c) as the Company's Net Revenue Interest of all Hydrocarbons produced, saved and marketed from each Lease comprising an Oil and Gas Property as set forth in Exhibit 9.1(c), through plugging, abandonment and salvage of all wells comprising or included in such Oil and Gas Property, and except for changes or adjustments that result from the establishment of units, changes in existing units (or the participating areas therein), or the entry into of pooling or unitization agreements after the date hereof unless made in breach of the provisions of Section 7.2;

(2)   obligates the Company to bear not greater than the percentage set forth in Exhibit 9.1(c) as the Company's Working Interest of the costs and expenses relating to the maintenance, development and operation of each Lease comprising or included in such Oil and Gas Property, through plugging, abandonment and salvage of all such wells comprising or included in the Oil and Gas Property, and except for changes or adjustments that result from the establishment of units, changes in existing units (or the participating areas therein), or the entry into of pooling or unitization agreements after the date hereof unless made in breach of the provisions of Section 7.2;

(3)   is free and clear of all Liens, except Permitted Encumbrances; and

(4)   reflects that all preferential purchase rights which are applicable to or must be complied with in connection with the transaction contemplated by this Agreement have been waived or the time period for exercise has expired without exercise.

(ii)   "**Permitted Encumbrances**" shall mean (A) Liens for Taxes which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established; (B) normal and customary Liens of co-owners under operating agreements, unitization agreements, and pooling orders relating to the Oil and Gas Properties, which obligations are not yet due and pursuant to which the Company is not in default; (C) mechanic's and materialman's Liens relating to the Oil and Gas Properties, which obligations are not yet due and pursuant to which the Company is not in default; (D) Liens in the ordinary course of business consisting of minor defects and irregularities in title or other restrictions (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of Hydrocarbons or similar agreements, or otherwise in the ordinary course of business) that are of the nature customarily accepted by prudent purchasers of oil and gas properties and do not decrease the Net Revenue Interest, increase the Working Interest (without a proportionate increase in the Net Revenue Interest) or materially affect the value of any property encumbered thereby or the ability to operate same in the manner operated prior to the date hereof; (E) all rights to consent by, required notices to, filings with, or other actions by Governmental Entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained routinely and subsequent to such sale or conveyance; (F) preferential rights to purchase and consent to transfer requirements of any Person not triggered by the consummation of the transactions contemplated herein or with respect to applicable prior transactions, such consents have been obtained and the preferential purchase rights have been waived or expired without exercise; (G) preferential rights to purchase and required third-party consents to assignments and similar agreements with respect to which, prior to Closing, (i) waivers or consents are obtained from the appropriate parties, or (ii) the appropriate time period for asserting such rights has expired without an exercise of such rights; (H) easements, rights-of-way, servitudes, Permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Property to the extent such matters do not materially interfere with operations on the Property; (I) rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Property in any manner, and all Applicable Laws, rules and orders of governmental authority; (J) conventional rights of reassignment actuated by an intent to abandon or release a lease and requiring notice to the holders of such rights; and (K) any third party consent applicable to one or more of the transactions covered by this Agreement in which the document describing such consent (1) states that such consent cannot be unreasonably withheld (or words similar thereto) and (2) does not contain a provision stating that failure to obtain such consent renders either the document or such applicable transaction void (or words similar thereto).

(iii) "**Title Defect**" shall mean any particular defect in or failure of the Company's or its Subsidiaries' ownership of any Property or Properties: (A) that causes the Company or the Subsidiary, as applicable, to not have Defensible Title to such Property, (B) that has attributable thereto a Title Defect Amount in excess of $50,000 and (C) regarding which a Title Defect Notice has been timely and otherwise validly delivered. Notwithstanding any other provision in this Agreement to the contrary, the following matters shall not constitute, and shall not be asserted as, a Title Defect: (A) defects or irregularities arising out of lack of corporate authorization with respect to documents executed by (1) a corporate officer presumed under Applicable Law to have such corporate authority or (2) other Person's presumed under Applicable Law to have such authority, unless Buyer provides affirmative evidence that such corporate action was not authorized and results in another Person's superior claim of title to the relevant Property; (B) defects or irregularities that have been cured or remedied by the passage of time, including, without limitation, applicable statutes of limitation or statutes for prescription; (C) defects or irregularities in the chain of title consisting of omissions of heirship Proceedings if the matters to be covered by such omitted heirship Proceedings are covered by appropriate affidavits of heirship; (D) gas imbalances (e.g., a situation where the Company, a Subsidiary or their predecessors in title to an Oil and Gas Property has taken more or less gas from a well than their ownership of the Oil and Gas Properties would entitle it to receive); and (E) any defect or irregularity as would normally be waived by reasonably prudent Persons engaged in the oil and gas business when purchasing producing properties.

(e)   If Seller and Buyer are unable to reach an agreement as to whether a Title Defect exists or, if it does exist, the Title Defect Amount attributable to such Title Defect, the provisions of Section 9.4 shall be applicable.

(f)   If prior to Closing Seller determines (or should Buyer, in the course of Buyer's Review, determine) that the Company's Net Revenue Interest in an Oil and Gas Property is greater than the Net Revenue Interest set forth in Exhibit 9.1(c) hereto and the Working Interest remains the same, then the parties agree that, unless waived in whole or in part by Seller in Seller's sole discretion, the Purchase Price shall be increased by an amount equal to the Allocated Value for the relevant Oil and Gas Property multiplied by the percentage increase in such Net Revenue Interest; provided, however, that Buyer shall have the right to terminate this Agreement if, after giving effect to any waiver by Seller, the Purchase Price is increased by more than five percent (5%) pursuant to this Section 9.1(f). If Buyer should determine that Company has such greater Net Revenue Interest, Buyer agrees to notify Seller in writing of such greater Net Revenue Interest promptly after determining same, but in all events prior to the Closing.

Section 9.2.   Environmental Due Diligence Examination.

(a)   Buyer shall have the right, or the right to cause environmental consultant(s) ("**Buyer's Environmental Consultant**"), to conduct an environmental review of the Properties prior to the expiration of the Examination Period ("**Buyer's Environmental Review**"); provided, however, that Buyer's environmental and physical examination, investigation and assessment of the Properties may not, without the prior written consent of Seller, not to be unreasonably withheld, include any soil or water tests or borings or other invasive tests or examinations with respect to the Properties. Seller shall make, and shall cause the Company and the Subsidiaries to make, all of their records, employees, and physical assets available to the Buyer and Buyer's Environmental Consultant for inspection and review, to allow the Buyer to conduct a reasonable and appropriate environmental inquiry and due diligence investigation. The cost and expense of Buyer's Environmental Review, if any, shall be borne solely by Buyer. No Person, other than Buyer's Environmental Consultant and Buyer's employees may conduct Buyer's Environmental Review. Seller shall have the right to have representatives thereof (including personnel of the Company and/or the Subsidiaries) present to observe Buyer's Environmental Review. With respect to any samples taken in connection with Buyer's Environmental Review, Seller shall be permitted to take split samples. Buyer agrees to conduct Buyer's Environmental Review in a manner so as not to unduly interfere with the business operations of the Company or the

Subsidiaries and in compliance with all Applicable Laws and Buyer shall exercise due care with respect to the Company's or the Subsidiaries' properties and their condition.

(b)   Prior to the Closing, unless otherwise required by Applicable Law, Buyer shall (and shall cause Buyer's Environmental Consultant, if applicable, to) treat confidentially any matters revealed by Buyer's Environmental Review and any reports or data generated from such review (the **"Environmental Information"**), and Buyer shall not (and shall cause Buyer's Environmental Consultant, if applicable, to not) disclose any Environmental Information to any Governmental Entity or other third party without the prior written consent of Seller. Prior to the Closing, unless otherwise required by Applicable Law, Buyer may use the Environmental Information only in connection with the transactions contemplated by this Agreement. If Buyer, Buyer's Environmental Consultant, if applicable, or any third party to whom Buyer (pursuant to the terms of this Agreement) has provided any Environmental Information become legally compelled to disclose any of the Environmental Information, Buyer shall provide Seller with prompt notice and Seller, at its expense, may file any protective order, or seek any other remedy, as it deems appropriate under the circumstances. If this Agreement is terminated prior to the Closing, Buyer shall (1) deliver the Environmental Information to Seller, (2) destroy all copies thereof in Buyer's possession (other than information in Buyer's standard computer back-up archive provided such back-up copies shall not be accessed), except to the extent such destruction is prohibited by Applicable Law and (3) not disclose such Environmental Information to any other Person, except for disclosures required by Applicable Law. Upon Seller's written request to Buyer, Buyer shall provide copies of the Environmental Information to Seller without charge.

(c)   If Buyer or Buyer's Environmental Consultant, if applicable, discovers any Environmental Defect (as herein defined) prior to the expiration of the Examination Period, Buyer shall notify Seller of such alleged Environmental Defect. To be effective, such notice (an **"Environmental Defect Notice"**) must (i) be in writing; (ii) be received by Seller prior to the expiration of the Examination Period; (iii) describe the Environmental Defect in reasonable detail, including the specific Properties affected by or associated with such Environmental Defect, and if applicable, identify with reasonable specificity the provisions of the Environmental Laws alleged to be violated and summarize the related facts that substantiate such violation; (iv) describe the procedures recommended to correct, eliminate or pay the Environmental Defect; and (v) set forth Buyer's good faith estimate of the Environmental Defect Value, including the basis for such estimate. Any matters that may otherwise constitute Environmental Defects, but of which Seller has not been specifically notified by Buyer in accordance with the foregoing, together with any environmental matter that does not constitute an Environmental Defect, shall be deemed to have been waived by Buyer for purposes of this Section 9.2. With respect to Environmental Defect(s) alleged by Buyer, upon Seller's request, Buyer will promptly deliver to Seller: (A) if applicable, a site plan showing the location of all sampling events, boring logs and other field notes describing the sampling methods utilized and the field conditions observed, (B) all sampling results and other applicable data, (C) the written conclusion of Buyer's Environmental Consultant, if applicable, that an Environmental Defect is believed to exist and any related recommendations from Buyer's Environmental Consultant, if applicable. Upon the receipt of such effective notice from Buyer, Seller shall have the option, in addition to the remedy set forth in Section 9.2(d), but not the obligation, to attempt to cure such Environmental Defect at any time prior to the Closing, at the sole cost and expense of Seller. If Seller and Buyer are unable to reach an agreement as to whether an Environmental Defect exists or, if it does exist, the amount of the Environmental Defect Value attributable thereto or, if Seller elects to cure the Environmental Defect, the Seller and Buyer are unable to agree upon the remedy, the provisions of Section 9.4 shall be applicable.

(d)   If any Environmental Defect described in a notice delivered in accordance with Section 9.2 is not cured on or before the Closing, then the Purchase Price shall be reduced, subject to Section 9.3, by the Environmental Defect Value of such Environmental Defect.

As used in this Section 9.2:

"Environmental Defect" shall mean, with respect to any given Property, a violation of an Environmental Law in effect as of the date hereof in the jurisdiction in which such Property is located, an obligation under Environmental Laws to complete any corrective action at the Property, or any Environmental Liability arising from or attributable to any condition, event, circumstance, activity, practice, incident, action, or omission existing or occurring prior to the Closing Date, or the use, release, storage, treatment, transportation, or disposal of Hazardous Materials prior to the Closing Date, (A) regarding which an Environmental Defect Notice has been timely and otherwise validly delivered, and (B) that has an Environmental Defect Value attributable thereto in excess of $50,000.

"Environmental Defect Value" shall mean, (A) the net present value of the reasonably estimated costs and expenses to correct such Environmental Defect in the most cost effective manner reasonably available, consistent with Environmental Laws, or (B) the net present value of the amount of Environmental Liabilities reasonably believed will be incurred or required to be paid by the Company or the Subsidiaries with respect thereto. The parties recognize that the calculation of an Environmental Defect Value may require the use of assumptions and extrapolations; however, it is acknowledged and agreed that any such assumptions and extrapolations will be consistent with the known factual information and reasonable in nature. In determining the net present value of any items pursuant to this Section 9.2(d), the calculation shall be made by discounting each amount related thereto to the present value in a commercially reasonable manner as of the time of payment to take into account the period between such payment date and the date such defect must be liquidated; provided, however, that neither the Company nor the Subsidiaries shall be required to delay or defer remediation. The rate of interest used in calculating net present value under this Section 9.2(d) shall be eight percent (8%) per annum.

Section 9.3.   Adjustments to Purchase Price for Title and Environmental Defects and Tax Liabilities.

(a) Notwithstanding anything to the contrary contained in this Agreement: (i) no single Title or Environmental Defect shall be taken into account as an adjustment to the Purchase Price unless the Defect Amount is determined to exceed $50,000; (ii) if the aggregate of the Title Defect Amounts and Environmental Defect Values, as determined in accordance with this Agreement, is less than or equal to $8,776,322 ("Aggregate Defect Threshold"), then no adjustment of the Purchase Price shall be made therefore; and (iii) if the aggregate of the Title Defect Amounts and Environmental Defect Values, as determined in accordance with this Agreement, is greater than the Aggregate Defect Threshold, then the Purchase Price shall be adjusted downward by the amount that the aggregate of such Title Defect Amounts and Environmental Defect Values exceeds the Aggregate Defect Threshold. The provisions of this Article IX and Section 4.18 shall be Buyer's sole remedy for title and environmental matters related to the Company, the Subsidiaries and their respective properties and other assets. Notwithstanding any other provision hereof, in the case of a Title Defect consisting of the exercise of a preferential purchase right in connection with the transactions contemplated herein, the Purchase Price shall be adjusted by the entire Title Defect Amount associated with such Title Defect without regard to whether the Aggregate Defect Threshold has been met or whether the Title Defect Amount exceeds $50,000; provided that such adjustment shall not apply to any preferential purchase right the proceeds of which are paid, or payable, to the Company or any of its Subsidiaries.

(b) Tax Liabilities.

(i)   Buyer shall notify Seller of the existence of any Tax Liability (as defined below) no later than 90 days after the Closing Date. To be effective, such notice (a "Tax Liability Notice") must (A) be in writing; (B) be received by Seller no later than 90 days after the Closing Date; (C) describe the Tax Liability with reasonable specificity; and (D) set forth Buyer's good faith estimate of the amount of the Tax Liability, including a statement of any significant assumptions employed therein. Upon the receipt of the Tax Liability Notice from Buyer and its acceptance by Seller, the Purchase Price shall be decreased consistent with the provisions of Section 1.3(b) by the amount of such Tax Liability to the extent the amount of such Tax Liability is in excess of any reserve for such Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) used in the computation of Working Capital, as finally adjusted pursuant to Section 1.3. The provisions of this Section 9.3(b), Section 10.2, and Article XIII shall be Buyer's sole remedy with respect to Taxes imposed upon the Company and its Subsidiaries with respect to or pursuant to a Pre-Closing Tax Period.

(ii)   As used herein, "Tax Liability" means any and all Taxes (other than United States federal income Taxes or income Taxes imposed by states which require the filing of consolidated, combined or unitary returns) imposed upon the Company and its Subsidiaries with respect or pursuant to a period ending on or before June 30, 2007, which have not been paid by the Company or its Subsidiaries prior to the Closing Date.

(iii)   If Seller and Buyer are unable to reach an agreement as to the validity or amount of any Tax Liability, the dispute shall be exclusively and finally resolved by arbitration pursuant to the following terms and conditions: (1) there shall be a single arbitrator (the "Tax Arbitrator"), who shall be a tax attorney with at least 10 years of experience in oil and gas taxation, in the State of Texas as selected by mutual agreement of Buyer and Seller within 15 days after the election to arbitrate, absent such agreement, the arbitrator shall be selected (subject to the foregoing criteria) by the Houston, Texas office of the American Arbitration Association; (2) the arbitration proceeding shall be held in Houston,

Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.3(b); (3) the Tax Arbitrator's determination shall be made within 20 days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal; (4) in making the determination, the Tax Arbitrator shall be bound by the rules set forth in this Section 9.3(b) and may consider such other matters as in the opinion of the Tax Arbitrator are necessary or helpful to make a proper determination; (5) the Tax Arbitrator may consult with and engage disinterested third parties to advise on the matter, including, without limitation, accountants; (6) the Tax Arbitrator shall act as an expert for the limited purpose of determining the adjustment, if any, based on the disputed Tax Liability and may not award damages, interest or penalties to either party with respect to any matter; (7) Seller and Buyer shall each bear its own legal fees and other costs of presenting its case; and (8) each party shall bear one-half of the costs and expenses of the Tax Arbitrator.

Section 9.4. **Defect Disputes.** If a Title Defect or Environmental Defect remains uncured by Closing and Seller and Buyer are unable to reach an agreement as to the validity of a claim or the amount of any adjustment to the Purchase Price, then Seller may, at its sole discretion and upon written notice to Buyer, do any of the following:

(a) elect to cure the Title Defect or Environmental Defect post-Closing (pursuant to Section 9.5) in which event there shall be no adjustment to the Purchase Price on account of such Title Defect or Environmental Defect if cured;

(b) elect to have the dispute exclusively and finally resolved by arbitration pursuant to the following terms and conditions: (1) there shall be a single arbitrator (the "Arbitrator"), who shall be a title attorney or environmental attorney, as applicable, with at least 10 years of experience in oil and gas titles or oil and gas environmental issues, as the case may be, in the State of Texas as selected by mutual agreement of Buyer and Seller within 15 days after the election to arbitrate, absent such agreement, the arbitrator shall be selected (subject to the foregoing criteria) by the Houston, Texas office of the American Arbitration Association; (2) the arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4(b); (3) the Arbitrator's determination shall be made within 20 days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal; (4) in making the determination, the Arbitrator shall be bound by the rules set forth in this Section 9.4(b) and may consider such other matters as in the opinion of the Arbitrator are necessary or helpful to make a proper determination; (5) the Arbitrator may consult with and engage disinterested third parties to advise on the matter, including without limitation petroleum engineers and environmental consultants; (6) the Arbitrator shall act as an expert for the limited purpose of determining the adjustment, if any, based on the disputed Title Defect or Environmental Defect and may not award damages, interest or penalties to either party with respect to any matter; (7) Seller and Buyer shall each bear its own legal fees and other costs of presenting its case; and (8) each party shall bear one-half of the costs and expenses of the Arbitrator; or

(c)   if applicable, terminate this Agreement pursuant to <u>Article XI</u>.

Section 9.5.   <u>Option to Cure Title Defects Post-Closing.</u>

(a)   Notwithstanding anything herein to the contrary, if Seller is not able to cure a Title Defect on or prior to Closing, Seller shall have the option, by notice in writing to Buyer on or before Closing, to attempt to cure such Title Defect after the Closing (with any such Title Defect being called a "**Post-Closing Defect**"). In such event, the transactions contemplated hereby will close as provided herein, but an amount equal to the Allocated Value for the Property or portion thereof to which the Post-Closing Defect pertains shall be deducted from the Adjusted Purchase Price otherwise payable at Closing and paid into an escrow account (the "**Defects Escrow**") established with a federally insured savings or banking institution mutually acceptable to Buyer and Seller (the "**Defects Escrow Agent**") pursuant to the terms of an escrow agreement in a form acceptable to the Defects Escrow Agent and reasonably acceptable to Buyer and Seller (the "**Defects Escrow Agreement**"). The amount deposited into the Defects Escrow with respect to a Post-Closing Defect will remain therein until released as provided in <u>Section 9.5(b)</u>.

(b)   Buyer and the Company will act in good faith and reasonably cooperate with Seller after the Closing to cure a Post-Closing Defect. If Seller and Buyer mutually agree that a Post-Closing Defect has been cured, then within two Business Days after such determination, the amount withheld in the Defects Escrow with respect thereto (together with any interest earned thereon) shall be released to Seller in accordance with the terms of the Defects Escrow Agreement. If Seller and Buyer mutually agree that a Post-Closing Defect has been partially cured, then Seller and Buyer shall mutually determine the portion of the amount retained in the Defects Escrow with respect thereto (together with any interest earned thereon) that should be paid to Buyer to compensate it for the uncured portion thereof (together with interest earned thereon), and the remaining portion of such amount shall be released to Seller (together with any interest earned thereon) in accordance with the terms of the Defects Escrow Agreement. If Seller and Buyer mutually agree that a Post-Closing Defect has not been cured, then within two Business Days after such determination, the amount withheld in the Defect Escrow with respect thereto (together with any interest earned thereon) shall be released to Buyer in accordance with the terms of the Defects Escrow Agreement. If, at the end of the 180-day period commencing on the Closing Date (the "**Cure Period**"), Seller has been unable to cure, or has only partially cured, a Post-Closing Defect (and there is no dispute as to whether or not it has been cured or partially cured), the amount withheld in the Defect Escrow with respect to the uncured portion thereof shall be released to Buyer, and the amount withheld in the Defect Escrow with respect to the cured portion shall be released to Seller (in both cases, together with any interest earned thereon) and, in both cases, in accordance with the terms of the Defects Escrow Agreement. If, at the end of the Cure Period, Seller and Buyer are unable to agree whether there has been a satisfactory resolution of a Post-Closing Defect, then such disagreement shall be resolved as provided in <u>Section 9.4(b)</u>.

Section 9.6.   Buyer Indemnification. Buyer hereby INDEMNIFIES and SHALL DEFEND AND HOLD the Company, each Subsidiary, Seller, Affiliates thereof, and their respective owners, officers, directors, employees, agents, representatives, contractors, successors, and assigns HARMLESS from and against any and all of the following claims arising from Buyer's inspecting and observing the Properties: (i) claims for personal injuries to or death of employees of Buyer, its contractors, agents, consultants,

and representatives, and damage to the property of Buyer or others acting on behalf of Buyer, except for injuries or death caused by the gross negligence or willful misconduct of the Company, Seller or their respective employees, contractors, agents, consultants, or representatives; and (ii) claims for personal injuries to or death of employees of the Company or third parties, and damage to the property of the Company or third parties, to the extent caused by the negligence, gross negligence, or willful misconduct of Buyer. TO THE EXTENT PROVIDED ABOVE, THE FOREGOING INDEMNITY INCLUDES, AND THE PARTIES INTEND IT TO INCLUDE, AN INDEMNIFICATION OF THE INDEMNIFIED PARTIES FROM AND AGAINST CLAIMS ARISING OUT OF OR RESULTING, IN WHOLE OR PART, FROM THE CONDITION OF THE PROPERTY OR THE SOLE, JOINT, COMPARATIVE, OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF ANY OF THE INDEMNIFIED PARTIES. THE PARTIES HERETO AGREE THAT THE FOREGOING COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

ARTICLE X
CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 10.1. **Conditions to Obligations of Seller.** The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

(a) Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties of Buyer that are qualified as to materiality, which shall be true and correct in all respects) as of the date made and (having been deemed to have been made again on and as of the Closing Date in the same language) on and as of the Closing Date, except (i) as affected by transactions permitted by this Agreement and (ii) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such specified date.

(b) Buyer shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Seller shall have received a certificate executed by a duly authorized officer of Buyer dated the Closing Date, representing and certifying that the conditions set forth in Section 10.1(a) and (b) have been satisfied.

(d) No order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Entity of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby.

(e) Seller shall have received all other agreements, instruments and documents which are required by other terms of this Agreement to be executed or delivered by Buyer or any other party to Seller prior to or in connection with the Closing.

(f)   The consummation of the transactions contemplated under the terms of this Agreement is not prevented from occurring by (and the required waiting period, if any, has expired under) the HSR Act and the rules and regulations of the Federal Trade Commission and the Department of Justice.

(g)   Buyer shall have delivered to Seller a legal opinion from Buyer's counsel, Andrews Kurth, LLP, in form and substance reasonably satisfactory to Seller, that this Agreement has been duly authorized, executed and delivered by, and constitutes the valid, binding and enforceable obligation of, Buyer.

Section 10.2.   Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

(a)   Each of the representations and warranties of Seller contained in Article III shall be true and correct in all material respects (other than those representations and warranties of Seller that are qualified as to materiality, which shall be true and correct in all respects) as of the date made and (having been deemed to have been made again on and as of the Closing Date in the same language) on and as of the Closing Date, except (i) as affected by transactions permitted by this Agreement and (ii) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such specified date.

(b)   Each of the representations and warranties of Seller contained in Article IV shall be true and correct in all material respects (other than those representations and warranties of Seller that are qualified as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as if made on and as of such date, except (i) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date), or (ii) to the extent that the subject matter of any such inaccuracy or breach would constitute a Title Defect, Environmental Defect or Tax Liability subject to the provisions of Article IX.

(c)   Seller shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(d)   Buyer shall have received a certificate executed by a duly authorized officer of Seller dated the Closing Date, representing and certifying that the conditions described in Sections 10.2(a), (b) and (c) have been satisfied.

(e)   Buyer shall have received the stock certificates representing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, or otherwise in a form acceptable to Buyer for transfer on the books of the Company.

(f)   No order, writ, injunction or decree shall have been entered and be in effect by any court or any Governmental Entity of competent jurisdiction, and no statute, rule, regulation or other requirement shall have been promulgated or enacted and be in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated hereby.

(g)   Buyer shall have received all other material agreements, instruments and documents which are required by other terms of this Agreement to be executed or delivered by Seller or any other party to Buyer prior to or in connection with the Closing, except for such agreements, instruments or documents which, if not obtained or delivered, would not, individually or in the aggregate, have a Material Adverse Effect.

(h)   The consummation of the transactions contemplated under the terms of this Agreement is not prevented from occurring by (and the required waiting period, if any, has expired under) the HSR Act and the rules and regulations of the Federal Trade Commission and the Department of Justice.

(i)   Seller shall have furnished Buyer an affidavit, stating, under penalty of perjury, Seller's United States taxpayer identification number and that Seller is not a foreign person, pursuant to section 1445(b)(2) of the Code.

(j)   The entity classification election and conversions contemplated by Section 8.12 shall have been consummated as provided therein.

(k)   Seller shall have delivered to Buyer a legal opinion from Seller's counsel, Foley & Lardner LLP and Thompson & Knight, LLP, in form and substance reasonably satisfactory to Buyer, that this Agreement has been duly authorized, executed and delivered by, and constitutes the valid, binding and enforceable obligation of, Seller.

(l)   All required third-party consents to the transactions contemplated herein shall have been obtained or waived, except where the failure to obtain any such consents, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; provided, however, that, with respect to the Exploitation Agreement, Kelsey Deep Area, Brooks, Starr and Hidalgo Counties, Texas by and between Exxon Mobil Corporation ("**Exxon Mobil**") and Peoples Energy Production - Texas, L.P. (the "**Kelsey Contract**"), if Exxon Mobil's consent or waiver pursuant to the change in control provisions thereunder ("**Exxon Consent**") is not obtained, the failure to obtain the Exxon Consent shall not be a failure of Buyer's condition to close, but shall be deemed a properly and timely asserted Title Defect (without the necessity of enumerating the same in the Title Defect Notice) as to the unearned acreage underlying the Kelsey Contract and the Purchase Price shall be adjusted downward by an amount equal to the Allocated Value(s) of the unearned acreage thereunder. Such Purchase Price adjustment shall not (i) be subject to or applied toward the Aggregate Defect Threshold or any of the other provisions of Article IX or (ii) provide any right of termination pursuant to Section 11.1(c), (d), (e) or (f). In the event that a Purchase Price adjustment is made pursuant to the preceding sentence,

(i)   Buyer will use its Reasonable Efforts to obtain the Exxon Consent within 180 days after Closing;

(ii)   If within 180 days after Closing Buyer obtains the Exxon Consent, Buyer shall promptly thereafter pay to Seller an amount that reflects the amount of the Purchase

Price adjustment previously made under this Section 10.2(l) less (a) the diminution in value of the Kelsey Contract to Company as a result of such delay (including, without limitation, the diminution in value attributable to any loss of rights to earn acreage thereunder), (b) the amount of cost and expense incurred by Buyer or the Company in connection with the delay in obtaining the Exxon Consent (including, without limitation, any increase in drilling costs attributable to such delay), and (c) any amounts previously paid by Buyer to Seller pursuant to Section 10.2(l)(iii); and

(iii)   If Buyer drills additional wells pursuant to the Kelsey Contract after the Closing Date in the absence of receiving the Exxon Consent, Buyer will promptly pay to Seller the Allocated Value attributable to the unearned acreage earned with respect to each such additional well drilled pursuant to the Kelsey Contract upon receipt of the assignment relating to such earned acreage.

(m)   Except for the Kelsey Contract, all material preferential rights applicable to the transactions contemplated herein shall have been exercised (and adjustment of the Purchase Price to the extent applicable with respect to such exercise shall have been made as provided herein), been waived, or the time period in which to exercise such rights shall have expired without exercise except for those which the exercise, would not, individually or in the aggregate, have a Material Adverse Effect.

ARTICLE XI
TERMINATION, AMENDMENT AND WAIVER

Section 11.1.   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing in the following manner:

(a)   by mutual written consent of Seller and Buyer; or

(b)   by either Seller or Buyer, if:

(i)   the Closing shall not have occurred on or before October 22, 2007, unless such failure to close shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement pursuant to this clause (i); or

(ii)   there shall be any statute, rule, or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or a Governmental Entity shall have issued an order, decree, or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling, or other action shall have become final and nonappealable; or

(c)   by Seller, if the aggregate amount of the Title Defect Amounts, the Environmental Defect Values and Tax Liabilities exceeds $43,881,608; or

(d)   by Buyer, if the aggregate amount of the Title Defect Amounts, the Environmental Defect Values and Tax Liabilities exceeds $43,881,608; or

(e)   by Seller, if (i) Buyer shall have failed to fulfill in any material respect any of its obligations under this Agreement; or (ii) any of the representations and warranties of Buyer contained in this Agreement shall not be true and correct in all material respects and, in the case of each of clauses (i) and (ii), such failure, misrepresentation, or breach of warranty (provided it can be cured) has not been cured within ten days after written notice thereof from Seller to Buyer (other than those set forth in Section 6.7 for which no cure period shall be permitted); or

(f)   by Buyer, if (i) Seller shall have failed to fulfill in any material respect any of its obligations under this Agreement, or (ii) any of the representations and warranties of Seller contained in Article III or in Article IV shall not be true and correct in all material respects and, in the case of each of clauses (i) and (ii), such failure, misrepresentation or breach of warranty (provided it can be cured) has not been cured within ten days after written notice thereof from Buyer to Seller or would not constitute a Title Defect, Environmental Defect or Tax Liability subject to the provisions of Article IX; or

(g)   by Buyer pursuant to Section 9.1(f).

Section 11.2.   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1 by Seller, on the one hand, or Buyer, on the other, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, except that the agreements contained in this Article XI, in Sections 1.5, 8.2 and 8.7, and in Articles XIII and XIV shall survive the termination hereof. Nothing contained in this Section 11.2 shall relieve any party from liability for damages actually incurred as a result of any breach of this Agreement.

Section 11.3.   Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by or on behalf of all the parties hereto.

Section 11.4.   Waiver. Seller, on the one hand, or Buyer, on the other, may: (i) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto, or (ii) waive compliance by the other with any of the other's agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay by a party hereto in exercising any right, power, or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.


ARTICLE XII
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS;
INDEMNIFICATION


Section 12.1.   Survival.

(a)   Except for the representations and warranties (i) of Seller contained in Sections 3.1, 3.2, 3.3, 3.4 and 4.16, which shall survive indefinitely after the Closing, and (ii) of Buyer contained in Sections 6.1, 6.2, 6.3, 6.8, 6.9, 6.10, 6.11 and 6.12, which shall survive indefinitely after the Closing, the respective representations and warranties of Seller and Buyer contained in this Agreement shall not survive the Closing, and thereafter none of Seller, Buyer, or any officer, director, employee, or Affiliate of Seller or Buyer shall have any liability whatsoever (whether pursuant to this Agreement or otherwise) with respect to such representation or warranty. Covenants shall survive for the time periods specified in this Agreement for performance, or if no time period is specified with respect to covenants to be performed post-Closing, such covenants shall survive indefinitely. The period, if any, for which a representation, warranty and covenant survives is herein called the **"Survival Period."**

(b)   No party hereto shall have any indemnification obligation pursuant to this Article XII or otherwise in respect of any representation, warranty or covenant unless it shall have received from the party seeking indemnification written notice of the existence of the claim for or in respect of which indemnification in respect of such representation or warranty or covenant is being sought on or before the expiration of the Survival Period with respect to such representation, warranty or covenant. Such notice shall set forth with reasonable specificity (i) the basis under this Agreement, and the facts that otherwise form the basis of such claim, (ii) the estimate of the amount of such claim (which estimate shall not be conclusive of the final amount of such claim) and an explanation of the calculation of such estimate, including a statement of any significant assumptions employed therein, and (iii) the date on and manner in which the party delivering such notice became aware of the existence of such claim.

Section 12.2.   Indemnification by Seller. Subject to the terms and conditions of this Article XII, Seller shall indemnify, defend and hold harmless Buyer from and against any and all claims, actions, causes of action, demands, assessments, losses, damages, liabilities, judgments, settlements, penalties, costs, and expenses (including reasonable attorneys' fees and expenses), of any nature whatsoever (collectively, **"Damages"**), asserted against, resulting to, imposed upon, or incurred by Buyer, directly or indirectly, by reason of or resulting from any breach by Seller of (i) Seller's representations and warranties contained in Articles III and IV or (ii) Seller's covenants and agreements contained in this Agreement.

Section 12.3.   Indemnification by Buyer. Subject to the terms and conditions of this Article XII, Buyer shall indemnify, defend and hold harmless Seller from and against any and all Damages, asserted against, resulting to, imposed upon, or incurred by Seller, directly or indirectly, by reason of or resulting from any breach by Buyer of (i) Buyer's representations and warranties contained in Article VI and (ii) Buyer's covenants and agreements contained in this Agreement. Except to the extent Buyer is entitled to indemnification from Seller pursuant to Section 12.2 or a Purchase Price adjustment pursuant to Section 1.3, after Closing, subject to the terms and conditions of this Article XII, Buyer shall indemnify, defend and hold harmless Seller from and against any and all Damages, asserted against, resulting to, imposed upon, or incurred by Seller, directly or indirectly, by reason of or resulting from or related to the ownership and operation of the Company, the Subsidiaries and their respective properties and other assets.

Section 12.4.   Indemnification Proceedings. In the event that any claim or demand for which a party (an **"Indemnifying Party"**), would be liable to the another party under Section 12.2, or Section 12.3 (an **"Indemnified Party"**) is asserted against or sought to be collected from an Indemnified Party by a third party, the Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim or demand, but the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this

Article XII, except to the extent the Indemnifying Party demonstrates that the defense of such claim or demand is materially prejudiced thereby. The Indemnifying Party shall have 30 days from receipt of the above notice from the Indemnified Party (in this Section 12.4, the "Notice Period") to notify the Indemnified Party whether or not the Indemnifying Party desires, at the Indemnifying Party's sole cost and expense, to defend the Indemnified Party against such claim or demand; provided, that the Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party. If the Indemnifying Party elects to assume the defense of any such claim or demand, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof. If the Indemnifying Party elects not to assume the defense of such claim or demand (or fails to give notice to the Indemnified Party during the Notice Period), the Indemnified Party shall be entitled to assume the defense of such claim or demand with counsel of its own choice, at the expense of the Indemnifying Party. If the claim or demand is asserted against both the Indemnifying Party and the Indemnified Party and based on the advice of counsel reasonably satisfactory to the Indemnifying Party it is determined that there is a conflict of interest which renders it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for paying separate counsel for the Indemnified Party; provided, however, that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys to represent all of the Indemnified Parties, regardless of the number of Indemnified Parties. If the Indemnifying Party elects to assume the defense of such claim or demand, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party's written consent (which shall not be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (ii) the Indemnifying Party shall have no liability with respect to any compromise or settlement thereof effected without its written consent (which shall not be unreasonably withheld).

Section 12.5. Exclusivity. The parties hereto agree that after Closing, in relation to any breach or default of any representation or warranty made or entered into by a party hereto pursuant to this Agreement, the sole and exclusive relief and remedy available to the other party hereto in respect of said breach or default shall be Damages, but only to the extent properly claimable hereunder and subject to the terms and provisions of this Article XII and Section 9.3(b).

Section 12.6. Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a)   Seller shall not have any obligation to provide indemnification for Damages with respect to any specific occurrence, event or circumstance giving rise to a right to be indemnified pursuant to Section 12.2 unless the aggregate amount of claims giving rise to the right to be indemnified exceeds $10,000,000 (the "Threshold"), in which case Seller shall be only liable to Buyer for the amount of such Damages that exceed the Threshold. The maximum aggregate amount for which Seller may be liable for indemnification under this Article XII shall be limited to $100,000,000 (the "Cap"); provided, however, that claims with respect to breaches of the representations and warranties of Seller contained in Sections 3.1, 3.2, 3.3, 3.4, and 4.16 shall not be subject to either the Threshold or the Cap.

(b)   Any payments made to Seller or Buyer pursuant to this Article XII shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Tax Returns.

(c)   An Indemnifying Party shall not be liable under this Article XII for Damages resulting from any event relating to a breach of a representation or warranty if the Indemnifying Party can establish that the Indemnified Party had actual knowledge on or before the Closing Date of such event.

(d)   Other than indemnification obligations under the last sentence of Section 12.3, the indemnification obligations of the parties pursuant to this Article XII shall be limited to actual Damages and shall not include incidental, consequential, indirect, punitive, special or exemplary Damages.

Section 12.7.   Indemnification Despite Negligence.   IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PARTY TO BE INDEMNIFIED PURSUANT TO THIS ARTICLE XII SHALL BE INDEMNIFIED AND HELD HARMLESS FROM AND AGAINST ALL DAMAGES AS TO WHICH INDEMNITY IS PROVIDED FOR UNDER THIS ARTICLE XII, NOTWITHSTANDING THAT ANY SUCH DAMAGES ARISE OUT OF OR RESULT FROM THE ORDINARY, STRICT, SOLE, OR CONTRIBUTORY NEGLIGENCE OF SUCH PARTY AND REGARDLESS OF WHETHER ANY OTHER PARTY (INCLUDING THE OTHER PARTIES TO THIS AGREEMENT) IS OR IS NOT ALSO NEGLIGENT.   THE PARTIES HERETO ACKNOWLEDGE THAT THE FOREGOING COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

ARTICLE XIII
TAXES

Section 13.1.   Tax Returns and Payments.   With the exception of income Tax Returns related to a Pre-Closing Tax Period, Buyer shall control the preparation of all Tax Returns of the Company and the Subsidiaries from and after the Closing Date, provided, however, that Seller shall have the right (prior to filing) to review and comment on any such Tax Return covering a period (or portion thereof) ending on or before the Closing Date ("Pre-Closing Returns") and Buyer shall consider all such comments in good faith. Buyer shall prepare such Pre-Closing Returns in a manner consistent with past practice. Seller shall pay to the Buyer prior to the filing of each such Pre-Closing Return the amount of Tax with respect to such period which relates to the portion of such Pre-Closing Tax period ending on or before June 30, 2007 in excess of any reserve for such Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) used in the computation of Working Capital, as finally adjusted pursuant to Section 1.3 (such excess "Straddle Period Taxes"). Such Straddle Period Taxes shall be calculated as though the taxable year of the Company and the Subsidiaries terminated as of the close of business on June 30, 2007; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, such Straddle Period Taxes shall be equal to the amount of Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through June 30, 2007 and the denominator of which shall be the number of days in the taxable period. Buyer shall not amend any Pre-Closing Returns without the written consent of Seller, which consent shall not be unreasonably withheld. With respect to income Tax Returns related to the Pre-Closing Tax Period, Seller shall control the preparation and filing of all such Tax Returns provided, however, that Buyer shall have the right (prior to filing) to review and comment on any such Tax Return and Seller shall consider all such comments in good faith.

Section 13.2. Cooperation.

(a)   Each party shall provide the other party with such cooperation and information as it reasonably may request with respect to the Company in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Each party shall bear its own expenses in complying with the foregoing provisions.

(b)   Buyer and Seller further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

Section 13.3.   Sales and Use Taxes. Buyer and Seller shall each be responsible for the payment of one-half of any sales or use, transfer or other Taxes due as a result of the transactions contemplated in this Agreement. The parties will cooperate in obtaining any exemptions from any sales or use or other transfer Taxes that may be due as a result of the transactions contemplated in this Agreement.

Section 13.4.   Intended Income Tax Treatment of Transaction. Prior to the Closing, the parties intend that (i) the Company will become a disregarded entity for United States federal Tax purposes and under corresponding state income Tax laws, (ii) PEP Holding will become a disregarded entity for United States federal Tax purposes and under corresponding state income Tax laws or will be merged into the Company, (iii) each of PEP Partners and PEP Operating Company will become a disregarded entity for United States federal Tax purposes and under corresponding state income Tax laws, or will be merged into the Company or into PEP Texas, and (iv) PEP Texas will become a disregarded entity for United States federal Tax purposes and under corresponding state income Tax laws or will be merged into either PEP Partners, PEP Operating Company, PEP Holding or the Company. Accordingly, the parties intend that for United States federal Tax purposes and for relevant state income Tax purposes, (i) the Company and each of its Subsidiaries that is classified as a corporation for United States federal Tax purposes will be treated as completely liquidating in a nontaxable transaction pursuant to Sections 332 and 337 of the Code, (ii) the purchase and sale hereunder of the membership interest in the Company as a single-member limited liability company will be treated as a taxable sale (except to the extent Section 1031 of the Code applies) by Seller of the assets of the Company and its Subsidiaries to Buyer, and a purchase of such assets by Buyer from Seller, for the Final Purchase Price and the assumption of liabilities of the Company, and (iii) this Agreement is a plan of complete liquidation of the Company and each of its Subsidiaries that is classified as a corporation for United States federal Tax purposes pursuant to Section 332 of the Code. The parties agree not to take any position inconsistent with such intended Tax consequences, including any action that would cause any of the Company (or any of its Subsidiaries that is converted into a limited liability company) to become taxable as a corporation or to reincorporate.

Section 13.5. Like Kind Exchange. Each of the Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with enabling the transactions contemplated herein to qualify in whole or in part as a "like kind" exchange pursuant to Section 1031 of the Code and any corresponding state income Tax provision, including identification of the situs of replacement property for state income Tax purposes. The Party requesting the other Party's cooperation with a like-kind exchange agrees to reimburse and indemnify such other Party against any and all reasonable costs and expenses such other Party shall incur with respect to cooperating with the requesting Party in enabling the transactions contemplated herein to qualify in whole or in part as a like-kind exchange under Section 1031 of the Code. The requesting Party shall provide such reimbursement and indemnification within ten (10) days of request for such payment.

Section 13.6. Allocation of Adjusted Purchase Price. Within one hundred and fifty (150) days following the Closing Date, Buyer and Seller shall negotiate with a view to completing the drafting of a schedule that allocates the Adjusted Purchase Price and the liabilities of the Company and the Subsidiaries among the assets of the Company and the Subsidiaries. Such allocation schedule shall be reasonable, shall be consistent with Exhibit 9.1(c) and shall be prepared in accordance with Section 1060 of the Code. Buyer and Seller shall endeavor in good faith to resolve any disagreement in connection with the negotiation and drafting of a proposed allocation schedule, but if unable to resolve such disagreement, Buyer and Seller shall each use its own allocation schedule. Provided that Buyer and Seller are able to agree on such an allocation schedule within one hundred and fifty (150) days following the Closing Date, Buyer and Seller each agrees to file Internal Revenue Service Form 8594, and all federal, state, local and foreign Tax Returns, in accordance with such allocation schedule and further agrees to provide the other party promptly with any other information required to complete Form 8594.

ARTICLE XIV
MISCELLANEOUS

Section 14.1. Notices. All notices, requests, demands, and other communications required or permitted to be given or made hereunder by any party hereto shall be in writing and shall be deemed to have been duly given or made if (i) delivered personally, (ii) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (iii) sent by a recognized prepaid overnight courier service (which provides a receipt), or (iv) sent by telecopy or facsimile transmission (followed by delivery under the methods provided in either clause (i) or clause (ii) above), with receipt confirmed by telecopy machine, to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

If to Seller:

Peoples Energy Corporation
130 East Randolph Drive
Chicago, Illinois 60601-6207
Attention: Corporate Secretary
Fax No.: 312-228-5434

<u>With a copy to (which shall not constitute notice to Seller):</u>

Thompson & Knight LLP
333 Clay, Suite 3300
Houston, Texas 77002
Attention: Louis J. Davis and Jeffrey A. Zlotky
Fax No.: 713-654-1871

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention: Allen W. Williams, Jr. and Jay O. Rothman
Fax No.: 414-297-4900

<u>If to Buyer:</u>

El Paso E&P Company, L.P.
1001 Louisiana Street
Houston, TX 77002
Attn: Thomas M. Hart
Fax No.: 713-420-3632
Telephone No. 713-420-5630

With a copy to (which shall not constitute notice to Buyer):

Andrews Kurth, LLP
600 Travis, Suite 4200
Houston, TX 77002
Attn: Mr. Michael O'Leary
Fax No.: 713-238-7130
Telephone No.: 713-220-4360

Such notices, request, demands, and other communications shall be effective upon receipt.

Section 14.2. **Entire Agreement.** This Agreement, the Disclosure Schedule, together with the Schedules, Exhibits, and other writings referred to herein or delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Each of the parties acknowledges that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty whatsoever not contained herein, and that such party has not executed or authorized the execution of this Agreement in reliance upon any such promise, representation or warranty not contained herein.

Section 14.3. **Binding Effect; Assignment; No Third Party Benefit.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns. Each of the Seller and Buyer may assign either this Agreement or any of their rights, interests or obligations hereunder without the prior written approval of the other Party to a qualified intermediary and/or a qualified exchange accommodation titleholder (as that term is defined in Revenue Procedure 2000-37) in connection with any transaction described in Section 13.5; provided, however, that no such assignment shall relieve the other Party from any of its obligations or liabilities under this Agreement. Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Except as provided in Section 9.6 and Article XII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

Section 14.4. Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

Section 14.5. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 14.6. Further Assurances. From time to time following the Closing, at the request of any party hereto and without further consideration, the other party or parties hereto shall execute and deliver to such requesting party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting party may reasonably request in order to consummate more fully and effectively the transactions contemplated hereby. Each of the parties hereto shall afford, and shall request their respective corporate parents to afford, to each other on a reasonable basis access to their respective personnel, and books and records relating to the Company (excluding books and records which may not be disclosed pursuant to confidentiality agreements with third parties or which are subject to an attorney-client, attorney-work product, or other privilege), in each case to the extent such access is reasonably necessary to permit each other as necessary to (i) prepare Tax Returns, (ii) prosecute claims against third parties, (iii) investigate, defend against, or otherwise oppose any pending or threatened claim against any party or any of such party's Affiliates (excluding a claim asserted by a party against the other party or any of its Affiliates), or (iv) comply with any Applicable Law. Neither party shall make, or be deemed to have made, any representation or warranty whatsoever with respect to any books and records or access to personnel furnished pursuant to this Section 14.6. The party affording access to its personnel, books or records shall be reimbursed by the requesting party for its reasonable out-of-pocket expenses attributable to affording such access, and, to the extent that providing any such access shall require any material effort or internal expense, the parties shall agree upon reasonable compensation therefor, but the party affording access shall not be entitled to charge or collect any other fee.

Section 14.7. Counterparts. This instrument may be executed in any number of identical counterparts, each of which for all purposes shall be deemed an original, and all of which shall constitute collectively, one instrument. It is not necessary that each party hereto execute the same counterpart so long as identical counterparts are executed by each such party hereto. This instrument may be validly executed and delivered by facsimile or other electronic transmission.

Section 14.8. **Injunctive Relief.** The parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement, and shall be entitled to enforce specifically the provisions of this Agreement, in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which the parties may be entitled under this Agreement or at law or in equity.

Section 14.9. **Disclosure Schedule.** Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any covenant unless clearly specified to the contrary herein. Any disclosure in one section of the Disclosure Schedule shall be deemed to be disclosed in all sections of the Disclosure Schedule and under this Agreement. Inclusion of any item in the Disclosure Schedule (a) does not represent a determination that such item is material nor shall it be deemed to establish a standard of materiality, (b) does not represent a determination that such item did not arise in the ordinary course of business, (d) does not represent a determination that the transactions contemplated by this Agreement require the consent of third parties and (d) shall not constitute, or be deemed to be, an admission to any third party concerning such item. The Disclosure Schedule includes descriptions of instruments or brief summaries of certain aspects of the Company, the Subsidiaries and their business and operations. The descriptions and brief summaries are not necessarily complete and are provided in the Disclosure Schedule to identify documents or other materials previously delivered or made available.

Section 14.10. **Time of Essence.** With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

ARTICLE XV
DEFINITIONS AND REFERENCES

Section 15.1. **Certain Defined Terms.** When used in this Agreement, the following terms shall have the respective meanings assigned to them in this Section 15.1 or in the section, subsections or other subdivisions referred to below:

"**Affiliate**" means any Person directly or indirectly controlling, controlled by or under common control with a Person. For purposes of this definition, a "Person" shall include an individual, an estate, a corporation, a partnership, a limited liability company, an association, a joint stock company, a trust and any other entity or organization.

"**Agreement**" means this Stock Purchase Agreement, as hereafter amended or modified in accordance with the terms hereof.

"**Applicable Law**" means any statute, law, principle of common law, rule, regulation, judgment, order, ordinance, requirement, code, writ, injunction, or decree of any Governmental Entity in effect on the date of this Agreement and applicable to (i) the Company, its Subsidiaries and their business generally or (ii) this Agreement and the transactions contemplated hereby.

"**Business Day**" means a day other than a Saturday, Sunday or day on which commercial banks in the United States are authorized or required to be closed for business.

"**CERCLA**" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any successor statutes and any regulations promulgated thereunder.

"**Code**" means the Internal Revenue Code of 1986, or any successor statute thereto, as amended.

"**Company Employees**" means employees of the Company and/or any of the Subsidiaries immediately prior to the Closing, including any employees who are absent from active employment on account of sick leave, short-term disability or workers compensation leave.

"**Confidentiality Agreement**" means that certain letter agreement dated as of May 10, 2007, by and between Integrys and Buyer.

"**Corporate Subsidiary**" means any Subsidiary that is classified for federal income tax purposes as a corporation prior to the Closing Date.

"**Dollars**" or "**$**" means U.S. Dollars.

"**Disclosure Schedule**" means that certain Disclosure Schedule dated as of even date herewith furnished by Seller to Buyer contemporaneously with the execution and delivery of this Agreement.

"**Emergency**" means an emergency situation which presents a direct risk of human injury or loss of life or of material damage or destruction of property or tangible assets.

"**Environmental Laws**" means all national, state, municipal or local laws, rules, regulations, statutes, ordinances or orders of any Governmental Entity relating to (a) the control of any potential pollutant or protection of the air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation or (c) the regulation of or exposure to hazardous, toxic or other substances alleged to be harmful (including Hazardous Materials).

"**Environmental Liabilities**" means any and all Damages (including any remedial, removal, response, abatement, clean-up, investigation and/or monitoring costs and associated legal costs) incurred or imposed (a) pursuant to any agreement order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunctions, judgment or similar documents (including settlements) arising out of, in connection with, or under Environmental Laws, or (b) pursuant to any claim by a Governmental Entity or any other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Entity or other Person pursuant to common law or statute and related to the use or release of Hazardous Materials.

"**Fixtures, Facilities and Equipment**" means Wells, wellhead equipment, pumping units, flowlines, tanks, buildings, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, fixtures and equipment and all other personal property and fixtures used on or in connection with the operation of the Oil and Gas Properties.

"**Force Majeure**" means acts of terrorism, fire, explosion, earthquake, storm, flood, strike, lock out, activities of a combination of workmen or other labor difficulties, wars, insurrection, riot, acts of God or the public enemy, law, act, order, export or import control regulations, proclamation, decree, regulation, ordinance, or instructions of a Governmental Authority, judgment or decree of a court of a competent jurisdiction.

"**GAAP**" means generally accepted accounting principles in the United States of America from time to time.

"**Governing Documents**" means, when used with respect to an entity, the documents governing the formation and operation of such entity, including (a) in the instance of a corporation, the articles/certificate or incorporation and bylaws of such corporation, (b) in the instance of a partnership, the partnership agreement, and (c) in the instance of a limited liability company, the certificate of formation and limited liability company agreement.

"**Governmental Entity**" means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, county, municipal, or other governmental or quasi-governmental body, agency, authority, department, commission, board, bureau, or instrumentality (domestic or foreign).

"**Hazardous Materials**" means (a) any substance or material that is listed, defined or otherwise designated as a "hazardous substance" under CERCLA, (b) any Hydrocarbons, petroleum or petroleum products, (c) radioactive materials, urea formaldehyde, asbestos and PCBs and (d) any other chemical substance or waste that is regulated by any Governmental Entity under any Environmental Law.

"**Hedge**" means any future derivative, swap, collar, put, call, cap, option or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk or the price of commodities, including Hydrocarbons or securities, to which either of the Company or any Subsidiary is bound.

"**Hydrocarbons**" means oil, gas, other liquid or gaseous hydrocarbons, or any of them or any combination thereof, and all products and substances extracted, separated, processed and produced therefrom.

"**Integrys**" means Integrys Energy Group, Inc., the ultimate parent of the Seller.

"**IRS**" means the Internal Revenue Service.

"**Knowledge**" of a specified Person (or similar references to a Person's knowledge) means all information actually known to (a) in the case of a Person who is an individual, such Person, or (b) in the case of a Person (other than the Company) which is corporation or other entity, an executive officer or employee who devoted substantive attention to matters of such nature during the ordinary course of his employment by such Person.

"**Knowledge of the Indicated Persons**" means the Knowledge of the following officers or other personnel of the Company: President; Vice President, Land; Vice President, Exploration; Vice President, Engineering & Operations; Vice President & General Counsel; Vice President, Business Development; Human Resources Business Partner; and Vice President & Controller.

"**Leases**" means oil, gas or mineral leases, leasehold estates, operating rights and other rights authorizing the owner thereof to explore or drill for and produce Hydrocarbons and other minerals, contractual rights to acquire any such of the foregoing interests, which have been earned by performance, and fee mineral, royalty and overriding royalty interests, net profits interests, production payments and other interests payable out of Hydrocarbon production, in each case, in which the Company or a Subsidiary has an interest.

"**Lien**" means any lien, encumbrance, mortgage, security interest, pledge, right-of-way, easement or encroachment of any kind.

"**Material Adverse Effect**" means any violation, inaccuracy, circumstance or other matter or event which has a material adverse effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company and the Subsidiaries, taken as whole, except to the extent resulting from or arising in connection with (i) this Agreement or the transactions contemplated hereby or the public announcement thereof; (ii) changes, circumstances or effects (A) that affect generally the oil and gas industry, such as fluctuations in the price of oil and gas, or (B) that result from (w) international, national, regional, state or local economic conditions, (x) general developments or conditions in the industry in the Company and the Subsidiaries conduct business, (y) changes in Applicable Law or the application or interpretation thereof by any Governmental Entity, or (z) other general economic conditions, facts or circumstances that are not subject to the control of such party; (iii) effects of conditions or events resulting from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including, the occurrence of one or more terrorist attacks; (iv) any action taken at the written request, or with the written approval, of Buyer; or (v) changes in GAAP.

"**Net Revenue Interest**" means an interest (expressed as a percentage or decimal fraction) in and to all Hydrocarbons produced and saved from or attributable to an Oil and Gas Property.

"**Oil and Gas Property**" means all right, title and interest of the Company or any Subsidiary in and to the Leases.

"**Permits**" means licenses, permits, franchises, consents, approvals, variances, exemptions, and other authorizations of or from Governmental Entities.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization, or Governmental Entity.

"Post-Signing Event" means any fact, matter, circumstance or event, which arose after the date hereof but prior to the Closing, requiring supplementation or amendment of the Disclosure Schedule to reflect such Post-Signing Event, which, if existing, occurring or known on the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule.

"Pre-Closing Tax Period" means all taxable periods (or portions thereof) ending on or before the Closing Date.

"Proceedings" means all proceedings, actions, audits, claims, suits, investigations, and inquiries by or before any arbitrator or Governmental Entity.

"Properties" means the Oil and Gas Properties and the Fixtures, Facilities and Equipment.

"Reasonable Efforts" means a party's reasonable efforts in accordance with reasonable commercial practice.

"Sales Information" means all (i) correspondence or other documents of the Company and the Subsidiaries relating to the transactions contemplated hereby, (ii) lists of other prospective purchasers of the Properties or the Company and the Subsidiaries compiled by Seller, the Company or the Subsidiaries, (iii) bids submitted to Seller, the Company or the Subsidiaries by other prospective purchasers of the Properties, the Company or the Subsidiaries, (iv) analyses by Seller, the Company, any Subsidiary or any Affiliates thereof of any bids submitted by other prospective purchasers of the Properties, the Company, or any Subsidiary and (v) correspondence between or among Seller, the Company, any Subsidiary or their respective Affiliates or their respective representatives with respect to, or with, any other prospective purchasers of the Properties, the Company or any Subsidiary.

"Securities Act" means the Securities Act of 1933, as amended.

"Seller Marks" means the rights of Seller and its Affiliates to the name "Peoples Energy" or any trade names, trademarks, service marks, corporate names or logos, or any derivative or combination thereof, that are confusingly similar thereto.

"Subsidiaries" means, as to any Person, any corporation more than 50% of whose outstanding voting securities, or any partnership, joint venture, or other entity more than 50% of whose total equity interests, is owned, directly or indirectly, by such Person. The following are Subsidiaries of the Company: PEP Holding, LLC ("PEP Holding"), Peoples Energy Production Operating Company ("PEP Operating"), Peoples Energy Production Partners, L.P. ("PEP Partners") and Peoples Energy Production – Texas, L.P. ("PEP Texas"), all Delaware entities, and Sierra 1996-I, Limited Partnership ("Sierra"), a Texas entity.

"Tax Return" means any return, report or information statement, including any related or supporting information, with respect to Taxes.

"**Tax**" or "**Taxes**" means any income taxes or similar assessments or any sales, excise, occupation, use, ad valorem, property, production, severance, transportation, employment, payroll, franchise, or other tax imposed by any United States federal, state, or local (or any foreign or provincial) taxing authority, including any interest, penalties, or additions attributable thereto.

"**Wells**" means a well for the purpose of producing Hydrocarbons or disposing of fluids produced in connection with the production of Hydrocarbons, in which the Company or its Subsidiaries has an interest.

"**Working Capital**" means (i) consolidated current assets of the Company and its Subsidiaries (which shall be exclusive of any current assets of the Company and its Subsidiaries retained by Seller), less (ii) consolidated current liabilities of the Company and its Subsidiaries (which shall be exclusive of the current portion of liabilities of the Company and its Subsidiaries paid or retained by Seller); all determined as of June 30, 2007 based upon the Interim Financial Statements. The parties hereto stipulate and agree that any amounts due to Integrys from the Company under the Intercompany Loan shall not be included in the calculation of Working Capital as of June 30, 2007 or in the Closing Date Working Capital.

"**Working Interest**" means the percentage of costs and expenses attributable to the maintenance, development and operation of an Oil and Gas Property.

Section 15.2. **Certain Additional Defined Terms.** In addition to such terms as are defined in the preamble of and the recitals to this Agreement and in Section 15.1, the following terms are used in this Agreement as defined in the Articles or Sections set forth opposite such terms:

Defined Term	Reference
Adjusted Purchase Price	Section 1.2
Accounting Dispute	Section 1.3(e)
Accounting Referee	Section 1.3(e)
Affiliated Group	Section 4.10(b)
Aggregate Defect Threshold	Section 9.3
Allocated Value	Section 9.1(c)(i)
Arbitrator	Section 9.4(b)
Audited Financial Statements	Section 4.7
Buyer	Introduction
Buyer Benefit Plans	Section 8.10(d)
Buyer's Environmental Consultant	Section 9.2(a)
Buyer's Environmental Review	Section 9.2(a)
Buyer's Review	Section 9.1(a)
Closing	Article II
Closing Date	Article II
Closing Date Working Capital	Section 1.3(d)
Company	Recitals
Company Contracts	Section 4.11(a)
Comparable Position	Section 8.10(g)
Cure Period	Section 9.5(b)

Defined Term	Reference
Damages	Section 12.2
Defects Escrow	Section 9.5(a)
Defects Escrow Agent	Section 9.5(a)
Defects Escrow Agreement	Section 9.5(a)
Defensible Title	Section 9.1(d)(i)
Employee Benefit Plans	Section 4.15(d)
ERISA	Section 4.15(d)
Examination Period	Section 9.1(a)
Environmental Defect	Section 9.2(d)
Environmental Defect Notice	Section 9.2(c)
Environmental Defect Value	Section 9.2(d)
Environmental Information	Section 9.2(b)
Excluded Hedges	Section 1.7
Exxon Consent	Section 10.2(l)
Exxon Mobil	Section 10.2(l)
Financial Statements	Section 4.7
HSR Act	Section 8.9
Indemnified Party	Section 12.4
Indemnifying Party	Section 12.4
Intercompany Loan	Section 1.6
Interim Financial Statements	Section 4.7
Kelsey Contract	Section 10.2(l)
Notice Period	Section 12.4
Parent	Section 1.5
Permitted Encumbrances	Section 9.1(d)(ii)
Pre-Closing Returns	Section 13.1
Post-Closing Working Capital	Section 1.3(d)
Post-Closing Defect	Section 9.4(a)
Purchase Price	Section 1.2
Remedies for Title Defects	Section 9.1(b)
Request Date	Section 1.3(e)
Section 8.12 Transactions	Section 8.12
Seller	Introduction
Seller Benefit Plans	Section 8.10(c)
Shares	Recitals
Straddle Period Taxes	Section 13.1
Survival Period	Section 12.1
Tax Arbitrator	Section 9.3(b)(iii)
Tax Liability	Section 9.3(b)(ii)
Tax Liability Notice	Section 9.3(b)(i)
Threshold	Section 12.6(a)
Title Defect	Section 9.1(d)(iii)
Title Defect Amount	Section 9.1(c)

Defined Term	Reference
Title Defect Notice	Section 9.1(b)
Title Defect Property	Section 9.1(b)

Section 15.3. **References and Construction.** All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.

(a)   Titles appearing at the beginning of any of such subdivisions are for convenience only and shall not constitute part of such subdivisions and shall be disregarded in construing the language contained in such subdivisions.

(b)   The words "this Agreement," "this instrument," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

(c)   Words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender.

(d)   Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

(e)   Unless the context otherwise requires or unless otherwise provided herein, the terms defined in this Agreement which refer to a particular agreement, instrument or document also refer to and include all renewals, extensions, modifications, amendments or restatements of such agreement, instrument or document, provided that nothing contained in this subsection shall be construed to authorize such renewal, extension, modification, amendment or restatement.

(f)   The word "or" is not intended to be exclusive and the word "includes" and its derivatives means "includes, but is not limited to" and corresponding derivative expressions.

(g)   No consideration shall be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement.

[Remainder of Page Intentionally Left Blank—Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

SELLER:

PEOPLES ENERGY CORPORATION

By: Phillip M Mikulsky
Phillip M. Mikulsky, Vice President

BUYER:

EL PASO E&P COMPANY, L.P.

By:________________________________
Thomas M. Hart, Senior Vice President

IN WITNESS WHEREOF, this Agreement is executed by the parties hereto on the date set forth above.

SELLER:

PEOPLES ENERGY CORPORATION

By:_____
        Phillip M. Mikulsky, Vice President

BUYER:

EL PASO E&P COMPANY, L.P.

By:_____
        Thomas M. Hart, Senior Vice President

Exhibit 99.1

NEWS RELEASE



Integrys Energy Group, Inc.

130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

For Immediate Release:
August 17, 2007

For more information, contact:
Steven P. Eschbach
Vice President – Investor Relations
(312) 228-5408

Integrys Energy Group Signs Agreement to Sell
Oil and Natural Gas Production Subsidiary

Chicago, IL – Integrys Energy Group, Inc., (NYSE: TEG) today announced that it had reached a definitive agreement to sell its oil and natural gas production subsidiary, based in Houston, TX, to a subsidiary of El Paso Corporation (NYSE: EP). Integrys had previously announced its intention to sell the production company before the end of 2007.

The Board of Directors of the respective companies have approved the transaction, which is subject to normal and customary conditions to closing, including buyer's completion of title and environmental due diligence. The parties expect to close the sale on or about September 30, 2007.

The gross purchase price is approximately $875 million.

"This transaction is consistent with our asset management strategy to sell non-core assets that we expect will lower our business risk profile," said Steven P. Eschbach, Integrys Energy Group's Vice President – Investor Relations. "We expect the net after-tax proceeds of about $600 million to $650 million will be used to significantly reduce our short-term debt and strengthen our balance sheet."

JP Morgan acted as exclusive advisor to Integrys Energy Group on this transaction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of Integrys Energy Group to control and, in many cases, Integrys Energy Group cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see Integrys Energy Group's periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

//END//

About Integrys Energy Group, Inc.

Integrys Energy Group, Inc. (NYSE: TEG), headquartered in Chicago, Illinois, is a holding company for energy-related subsidiaries which includes regulated utilities and nonregulated subsidiaries.

The six regulated utilities consist of:
- The Peoples Gas Light and Coke Company is a natural gas utility serving approximately 840,000 customers in the City of Chicago.
- Wisconsin Public Service Corporation is a electric and natural gas utility serving approximately 429,000 electric customers and 312,000 natural gas customers in northeastern Wisconsin and an adjacent portion of Michigan's Upper Peninsula.
- Minnesota Energy Resources Corporation is a natural gas utility serving approximately 207,000 customers throughout Minnesota.
- Michigan Gas Utilities Corporation is a natural gas utility serving approximately 166,000 customers in lower Michigan.
- North Shore Gas Company is a natural gas utility serving approximately 158,000 customers in the northern suburbs of Chicago.
- Upper Peninsula Power Company is an electric utility that serves approximately 52,000 customers in Michigan's Upper Peninsula.

The nonregulated subsidiaries include:
- Integrys Energy Services, Inc., is a diversified nonregulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Colorado, Illinois, Maine, Michigan, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Integrys Energy Services also owns and operates nonregulated electric generation facilities.
- Peoples Energy Production Company is primarily engaged in the acquisition and development of proven onshore natural gas reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization.

More information about Integrys Energy Group, Inc., is available online at www.integrysgroup.com.